FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

 For the month of August, 2006

Commission File Number: 000-51847

Himax Technologies, Inc.
(Exact name of registrant as specified in its charter)

10th Floor, No. 605, Chungshan Road
Hsinhua, Tainan County 712
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Himax Technologies, Inc. Notice of Annual General Meeting of Members
99.2	Himax Technologies, Inc. 2005 Condensed Annual Report

2

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan

Name:	Max Chan
Title:	Chief Financial Officer

Date: August 14, 2006

3

Exhibit 99.1

HIMAX TECHNOLOGIES, INC.
NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the “Meeting”) of Himax Technologies, Inc., a Cayman Islands company (the “Company”), will be held at 9:00 a.m., local time, on September 6, 2006, at the Incubator at Tainan Science Park, Room B101 (International Conference Hall) No. 12, Nanke 2nd Road, Tainan Science Park, Tainan County, Taiwan, for the following purposes:

1.	To approve the 2005 audited financial reports

2.	To re-elect Mr. Jordan Wu as a director of the Company

3.	To transact any other business properly brought before the Meeting

     Members of record at the close of business on July 26, 2006 of shares in the capital of the Company will be entitled to vote at the Meeting or any adjournment or postponement thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

     Pursuant to the Company’s Amended and Restated Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each ordinary share held by him on the Record Date.

By Order of the Board of Directors

Jordan Wu
Director, President and CEO

August 7, 2006

Exhibit 99.2

LETTER TO SHAREHOLDERS

Dear Shareholders:

Since our inception in 2001, Himax has successfully established a solid position in the display driver business. We are now well positioned to become a leading semiconductor solution provider for the flat panel display industry.

At this time last year, we at Himax collectively came to the conclusion that our market opportunity was growing and that we needed to capitalize on this growth trend. Our Nasdaq IPO at the end of March 2006 was in-line with our growth plan, as it not only strengthened our balance sheet but also served as a global branding event for Himax.

As a leading supplier in the TFT-LCD industry, Himax already has a solid track record of share gains in the global large panel display drivers segment. While we have accomplished a great deal in the past, we believe that the greatest opportunities lie ahead of us. We are strengthening our market position in small- and medium-sized display driver business. We also continue to expand successfully into new segments such as LCD TV chipsets and LCOS microdisplays.

We achieved impressive growth led by favorable market dynamics and the execution of our business plan. Overall, Himax ended 2005 in the number 3 spot, with 15.8% share in large panel display driver revenue globally. There is clearly more room for expansion as we continue to grow with our anchor customers and expand our market share through new customers.

Display driver for TV panel shows strong growth. This segment is one of the largest opportunities in the semiconductor industry. It continues to see strong demand growth due to superior performance and viewing experience offered by flat panel displays. We continue to believe that the LCD industry is still in the early stages of expansion, with the TV segment offering the greatest potential for growth.

We also expect further growth in the monitor and notebook computer segments as flat panels are now the dominant display system worldwide. In these segments, low cost is one of the most important considerations for customers. We are addressing this customer demand by introducing higher channel ICs, new designs, and more diversified supplier base. We expect that both shipments and revenues will continue to grow as demand for flat panel applications remains strong.

Display driver shipments for both handset and consumer electronics have grown significantly since 2004, when the segment was only a small contributor. We have made considerable progress in penetrating the small- and medium-sized TFT-LCD driver segment, especially the displays for mobile handsets. We expect a continued transition to drivers for high-resolution displays, which typically carry higher ASPs. Our technologies and product offerings ideally position us to benefit from this trend.

We also expect to benefit from the significant investments we have made in R&D to broaden our product offering into other markets that offer the potential for attractive growth and higher gross margins. We have started shipping video processors for LCD TVs and expect to introduce more integrated products in this area.

Capitalizing on our significant expertise in LCOS microdisplay technology, we are developing differentiated products that address our customers’ specific display requirements such as high performance, low power consumption, and cost efficiency for various applications. We believe the diversity in our offering revenue will further strengthen our position in the marketplace and increase shareholder value.

In summary, the dedication of our employees and the strength of our technology and service have put Himax in a strong position. We thank you for your support, and we will continue to drive for excellence and strive to achieve the growth you have come to expect.

Sincerely,

Jordan Wu President and CEO Himax Technologies, Inc.

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR 2005

Contents

Forward-Looking Statements	3

Selected Financial Data	4

History and Development of the Company	6

Business Operations	8

Critical Accounting Policies and Estimates	32

Results of Operations	36

Consolidated Financial Statements	47

Corporate Information	91

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition, or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report. The words “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things and not limited to, our anticipated growth strategies, our future business developments, results of operations and financial condition, our ability to develop new products, the expected growth of the display driver markets, the expected growth of end-use applications that use flat panel displays, particularly TFT-LCD panels, development of alternative flat panel display technologies, other factors.

All references to “New Taiwan dollars,” “NT dollars” and “NT$” are to the legal currency of the ROC; and all references to “dollars,” “U.S. dollars,” and “$” are to the legal currency of the United States.

SELECTED FINANCIAL DATA

The selected consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 are derived from our consolidated financial statements included herein, which have been audited by KPMG Certified Public Accountants, or KPMG, and were prepared in accordance with U.S. GAAP. The selected consolidated balance sheet data as of December 31, 2001, 2002 and 2003 and the selected consolidated statement of operations data for the period from our inception on June 12, 2001 to December 31, 2001 and the year ended December 31, 2002 have been derived from our consolidated financial statements that have not been included herein but have been audited by KPMG and were prepared in accordance with U.S. GAAP. Our consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if we had been in existence for all years presented. As a result of our recent reorganization, 100% of our outstanding ordinary shares are owned by former shareholders of Himax Taiwan. This reorganization is a change in legal organization for which no change in accounting basis is appropriate. Therefore, in presenting our consolidated financial statements, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included in our consolidated financial statements at their historical amounts for all periods presented. Our historical results do not necessarily indicate results expected for any future periods. The selected financial and operating data set forth below should be read in conjunction with the consolidated financial statements and the notes to those statements included herein.

	For the Period	Year Ended December 31,
	from
	June 12, 2001
	(Inception) to
	December 31,
	2001	2002	2003	2004	2005

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$8,980	$56,478	$131,843	$300,273	$540,204
Costs and expenses(1):
Cost of revenues	7,176	45,313	100,102	235,973	419,380
Research and development	1,509	7,800	21,077	24,021	41,278
General and administrative	317	1,489	4,614	4,654	6,784
Sales and marketing	162	884	2,669	2,742	4,762

Total costs and expenses	9,164	55,486	128,462	267,390	472,204

Operating income (loss)	(184)	992	3,381	32,883	68,000

Net income (loss)(2)	$20	$513	$(581)	$36,000	$61,558

Earnings (loss) per ordinary share(2)
and per ADS(3):
Basic	$0.00	$0.00	$(0.00)	$0.21	$0.35
Diluted	$0.00	$0.00	$(0.00)	$0.21	$0.34
Weighted-average number of shares used in
earnings per share computation:
Basic	25,732	103,276	116,617	169,320	176,105
Diluted	26,057	104,739	116,617	173,298	180,659

Note: (1) The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:

	For the Period	Year Ended December 31,
	from
	June 12, 2001
	(Inception) to
	December 31,
	2001	2002	2003	2004	2005

	(in thousands)
Cost of revenues	$17	$172	$827	$291	$188
Research and development	344	3,057	11,666	4,288	6,336
General and administrative	34	353	2,124	721	848
Sales and marketing	35	348	1,349	537	1,241

Total	$430	$3,930	$15,966	$5,837	$8,613

(2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. If we had not been exempt from paying this income tax, net income and basic and diluted earnings per share would have been $52.4 million, $0.30 and $0.29 for the year ended December 31, 2005, respectively. This tax exemption expires on March 31, 2009.
(3)	Each ADS represents one ordinary share. Earnings (loss) per ADS are unaudited.

The following table presents our selected consolidated balance sheet data as of December 31, 2001, 2002, 2003, 2004 and 2005:

	As of December 31,

	2001	2002	2003	2004	2005

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,067	$2,697	$2,529	$5,577	$7,086
Accounts receivable, net	80	1,637	12,543	26,860	80,158
Accounts receivable from related parties	3,901	4,786	22,893	39,285	69,688
Inventories	1,222	12,056	21,088	54,092	105,004
Total current assets	7,621	26,885	88,245	144,414	300,056
Total assets	9,079	29,423	96,159	157,770	327,239
Short-term debt	–	–	–	–	27,274
Accounts payable	2,249	5,803	22,901	38,649	105,801
Total current liabilities	3,922	11,750	43,613	52,157	160,784
Total liabilities	3,922	11,975	43,870	52,246	160,784
Total stockholders’ equity	5,157	17,448	52,289	104,860	165,831

HISTORY AND DEVELOPMENT OF THE COMPANY

Himax launched IPO on Nasdaq on March 31, 2006

Himax Taiwan, our predecessor, was incorporated on June 12, 2001 as a limited liability company under the laws of the ROC. On April 26, 2005, we established Himax Technologies Limited, an exempted company with limited liability under the Companies Law Cap. 22 of the Cayman Islands, or the Companies Law, as a holding company to hold the shares of Himax Taiwan in connection with our reorganization and share exchange. On October 14, 2005, Himax Taiwan became our wholly owned subsidiary through a share exchange consummated pursuant to the ROC Business Mergers and Acquisitions Law through which we acquired all of the issued and outstanding shares of Himax Taiwan, and we issued ordinary shares to the shareholders of Himax Taiwan. Shareholders of Himax Taiwan received one of our ordinary shares in exchange for one Himax Taiwan common share. The share exchange was unanimously approved by shareholders of Himax Taiwan on June 10, 2005 with no dissenting shareholders and by the ROC Investment Commission on August 30, 2005 for our inbound investment in Taiwan, and on September 7, 2005 for our outbound investment outside of Taiwan. Acquisition of our ordinary shares by non-ROC shareholders of Himax Taiwan is not subject to the approval of the ROC Investment Commission. We effected this reorganization and share exchange to comply with ROC laws, which prohibit a Taiwan incorporated company not otherwise publicly listed in Taiwan from listing its shares on an overseas stock exchange. Our reorganization enables us to maintain our operations through our Taiwan subsidiary, Himax Taiwan, while allowing us to list our shares overseas through our holding company structure.

Pursuant to the approval letters from the ROC Investment Commission, we and Himax Taiwan have to satisfy certain documentation requirements in order to evidence the completion of the share exchange, some of which have yet to be completed as of the date of this annual report. On November 24, 2005, Himax Taiwan submitted to the ROC Investment Commission (1) the status report confirming the completion of the share exchange, (2) the shareholders’ notice setting the record date of the share exchange and (3) the shareholders register maintained by our registrar. In addition, on December 5, 2005, Himax Taiwan submitted to the ROC Investment Commission its latest corporate registration card issued by the ROC Ministry of Economic Affairs. The ROC Investment Commission is in the process of reviewing these documents and may request Himax Taiwan to provide further documents to satisfy the documentation requirement. We do not anticipate any difficulties in providing the required documentation to the ROC Investment Commission and expect that any further required documents (if any) will be submitted on a timely basis in satisfaction of our obligations under the relevant approval letter.

The common shares of Himax Taiwan were traded on the Emerging Stock Board from December 26, 2003 to August 10, 2005, under the stock code “3222.” Himax Taiwan’s common shares were delisted from the Emerging Stock Board on August 11, 2005. As a result of our reorganization, Himax Taiwan is no longer a Taiwan public company, and its common shares are no longer listed or traded on any trading markets.

On September 26, 2005, we changed our name to “Himax Technologies, Inc.,” and on October 17, 2005 Himax Taiwan changed its name to “Himax Technologies Limited” upon the approval of shareholders of both companies and amendments to the respective constitutive documents. We effected the name exchange in order to maintain continuity of operations and marketing under the trade name “Himax Technologies, Inc.,” which had been previously used by Himax Taiwan.

We closed our initial public offering on April 4, 2006 and our ADSs have been quoted on the Nasdaq National Market since March 31, 2006. Our ordinary shares are not listed or publicly traded on any trading markets. As of May 1, 2006, approximately 199.4 million of our shares were outstanding. We believe that, of such shares, approximately 56.7 million shares in the form of ADSs were held by approximately 6,125 holders in the United States as of May 1, 2006.

Our principal executive offices are located at 10th Floor, No. 605, Chungshan Road, Hsinhua, Tainan County 712, Taiwan, Republic of China. Our telephone number at this address is +886 (6) 505-0880. Our registered office in the Cayman Islands is located at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT, Georgetown, Grand Cayman, Cayman Islands. Our telephone number at this address is +(1-345) 949-1040. In addition, we have regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan; and Anyangsi Kyungkido, South Korea. Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.himax.com.tw. The information contained on our website is not part of this annual report. Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

BUSINESS OPERATIONS

Himax is one of the world’s leading large-sized TFT-LCD panel display driver suppliers, with a market share of approximately
15.8% in terms of revenues in 2005.

Overview
We design, develop and market semiconductors that are critical components of flat panel displays. We believe we are among the world’s leading suppliers of large-sized TFT-LCD panel display drivers, with a market share of approximately 15.8% in terms of revenues in 2005, according to iSuppli. Our principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. We also offer display drivers for panels using OLED technology and LTPS technology. In addition, we are expanding our product offering to include television semiconductor solutions, as well as LCOS products. Our customers are panel and television makers. We believe that our leading design and engineering expertise, combined with our focus on customer service and close relationships with semiconductor manufacturing service providers, has contributed to our success.

Industry Background
We operate in the flat panel display semiconductor industry. As our semiconductors are critical components of flat panel displays, our industry is closely linked to the trends and developments of the flat panel display industry. According to iSuppli, global unit shipments of large-sized (ten inches and above in diagonal measurement) flat panel displays are expected to grow from approximately 203.7 million units in 2005 to approximately 352.7 million units in 2009. iSuppli also forecasts global unit shipments of small- and medium-sized (less than ten inches in diagonal measurement) flat panel displays to grow from approximately 1.5 billion units in 2005 to approximately 1.8 billion units in 2009. This projected growth is expected to drive the demand for semiconductors used in large-sized panels and small- and medium-sized panels. Panel manufacturers are primarily located in Taiwan, South Korea, Japan and China. We believe that Taiwan-based semiconductor companies are well positioned to take advantage of the geographic proximity to work closely with panel manufacturers to design semiconductors to be integrated into such customers’ products.

Flat Panel Displays
Flat panel displays are thin displays that are widely used in a broad range of applications, including notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. Flat panel displays have a number of attractive characteristics, including flat and thin screens, light weight, high resolution, stable picture quality with no flickering, low power consumption and low radiation. Technological innovation and production efficiency have resulted in the reduction in the price of flat panel displays and have narrowed the price difference between flat panel displays and traditional cathode ray tube, or CRT, displays. For certain large-sized applications such as desktop monitors and televisions, CRT displays are increasingly being replaced by flat panel displays. This trend is expected to drive the demand for large-sized flat panel displays. Further, the demand for low-cost, high-quality color displays for small-sized applications and consumer preferences for multimedia color panels are expected to drive the demand for mobile handsets and other mobile devices.

There are several alternative flat panel display technologies at various stages of development and commercial production, including the following:

Amorphous silicon thin film transistor liquid crystal display technology, or a-Si TFT-LCD, is an advanced active matrix technology that uses a matrix of transistors embedded on a thin film of silicon to change the transparency of the LCD when voltage is applied. An a-Si TFT-LCD panel consists of two thin glass substrates between which a layer of liquid crystals is deposited and behind which a light source is mounted. The front glass substrate is fitted with a color filter, while the back glass substrate, also called a TFT array, has a thin film of transistors, or TFT, formed on its surface. The liquid crystals are normally aligned to allow the polarized light from the backlight unit to pass through the two glass panels to form a picture element, or pixel. When voltage is applied to the transistors on the TFT array, the liquid crystals change their alignment and alter the amount of light that passes through them. Meanwhile, the color filter on the front glass substrate gives each pixel its own color. The combination of these pixels in different colors and levels of brightness forms the image on the panel. A-Si TFT-LCD panels are used in devices of different sizes ranging from one inch to greater than 50 inches for various applications. Unless otherwise indicated, the term “TFT-LCD” is used generally in this prospectus to refer to a-Si TFT-LCD.
LTPS is an alternative form of TFT-LCD technology and uses poly silicon instead of the amorphous silicon used in standard TFT-LCD panels. LTPS is currently primarily used in small-sized panels.
OLED technology uses electro-luminescent materials under active or passive matrix schemes. OLED is currently primarily used in small-sized panels.
Super twisted nematic, or STN, is a passive matrix LCD technology. STN is a low-power, low-cost solution that has been widely used in small displays. There are two types of STN displays, monochrome and color. Color STN displays have largely replaced monochrome STNs, with monochrome STNs primarily used in low-end mobile handsets. However, color STN is gradually being replaced by TFT-LCD and other technologies that offer superior image quality compared with color STN technology.
Liquid crystal on silicon technology, or LCOS, is a microdisplay technology that creates high-resolution images with liquid crystals and silicon chips. LCOS displays are constructed with a silicon chip, a layer of liquid crystals and a glass cover plate in contrast to the more common TFT-LCD construction of liquid crystals sandwiched between two glass plates. LCOS is at a relatively early stage of commercialization and is currently used in large-sized projection televisions and certain small-sized applications.
Digital light processing technology, or DLP, is another microdisplay technology. Instead of using liquid crystals, the DLP chip is a reflective surface containing tiny mirrors. Each mirror represents a single pixel. DLP technology is primarily used in large-sized projection televisions.

Of these technologies, TFT-LCD technology was the most widely used flat panel display technology in 2005 in terms of revenues, with global sales of TFT-LCD driver products representing approximately 68.3% of the total flat panel driver market, according to iSuppli. TFT-LCD is currently the dominant technology used in desktop monitors and notebook computers and is becoming more widely adopted in televisions. The attractiveness of the TFT-LCD market opportunity has spurred substantial investments in capital expenditures on new generation fabs leading to expanded and improved manufacturing capacity and increased focus and spending on research and development by panel manufacturers. Additionally, the TFT-LCD market opportunity has contributed to the growth of a highly developed and specialized supply chain. The combination of these factors is expected to continue to improve performance and reduce the unit cost of TFT-LCD panels and thereby further drive demand for such products and their components.

Flat Panel Display Semiconductors
Flat panel displays require different semiconductors depending upon the display technologies and the application. Some of the most important ones include the following:

•	Display Driver. The display driver receives image data from the timing controller and delivers precise analog voltages or currents to create images on the display. The two main types of display drivers for a TFT-LCD panel are gate drivers and source drivers. Gate drivers turn on the transistor within each pixel cell on the horizontal line on the panel for data input at each row. Source drivers receive image data from the timing controller and generate voltage that is applied to the liquid crystal within each pixel cell on the vertical line on the panel for data input at each column. The combination determines the colors generated by each pixel. Typically multiple gate drivers and source drivers are installed separately on the panel. However, for certain small-sized applications, gate drivers and source drivers are integrated into a single chip due to space and cost considerations. The number of display drivers required for each panel depends on the resolution. Large-sized panels typically have higher resolution and require more display drivers than smaller-sized panels.
•	Timing Controller. The timing controller receives image data and converts the format for the source drivers’ input. The timing controller also generates controlling signals for gate and source drivers. Typically the timing controller is a discrete semiconductor in large-sized TFT-LCD panels. For small-sized applications, however, the timing controller may be integrated with display drivers.
•	Scaler. For certain displays, a scaler is installed to magnify or shrink image data in order for the image to fill the panel.
•	Operational Amplifier. An operational amplifier supplies the reference voltage to source drivers in order to make their output voltage uniform.
•	Television Chipset. Television flat panel displays require chipsets that typically contain all or some of the following components: an audio processor, analog interfaces, digital interfaces, a video processor, a channel receiver and a digital television decoder. See “–Products–Television Semiconductor Solutions–Television Chipsets” for a description of these components.
•	Others. Flat panel displays also require multiple general purpose semiconductors such as memory, power converters and inverters.

Characteristics of the Display Driver Market
Although we operate in several distinct segments of the flat panel display semiconductor industry, our principal products are display drivers. Display drivers are critical components of flat panel displays. As a result, we believe that the projected growth in the demand for flat panel displays will result in the growth in demand for display drivers. According to iSuppli, shipments of display drivers are expected to grow from 4.2 billion units in 2005 to 6.3 billion units in 2009, with global sales revenues increasing from $7.8 billion in 2005 to $9.3 billion in 2009. The display driver market has specific characteristics, including those discussed below.

Concentration of Panel Manufacturers
The global TFT-LCD panel industry consists of a small number of manufacturers, substantially all of which are based in Asia. According to iSuppli, the top ten TFT-LCD panel manufacturers of large-sized panels in terms of unit sales accounted for 95.7% of global sales in the first three quarters of 2005. All of these manufacturers are based in Asia. In recent years, TFT-LCD panel manufacturers, in particular Taiwan- and Korea-based manufacturers, have invested heavily to establish, construct and ramp up additional fab capacity. The capital intensive nature of the industry often results in TFT-LCD panel manufacturers operating at a high level of capacity utilization in order to reduce unit costs. This tends to create a temporary oversupply of panels, which reduces the average selling price of panels and puts pricing pressure on display driver companies. Moreover, the concentration of panel manufacturers permits major panel manufacturers to exert pricing pressure on display driver companies such as us. The small number of panel manufacturers intensifies this as display driver companies, in addition to seeking to expand their customer base, must also focus on winning a larger percentage of such customers’ display driver requirements.

Customization Requirements
Each panel display has a unique pixel design to meet its particular requirements. To optimize the panel’s performance, display drivers have to be customized for each panel design. The most common customization requirement is for the display driver company to optimize the gamma curve of each display driver for each panel design. Display driver companies must work closely with their customers to develop semiconductors that meet their customers’ specific needs in order to optimize the performance of their products.

Mixed-Signal Design and High-Voltage CMOS Process Technology
Display drivers have specific design and manufacturing requirements that are not standard in the semiconductor industry. Some display drivers require mixed-signal design since they combine both analog and digital devices on a single semiconductor to process both analog signals and digital data. Manufacturing display drivers requires high-voltage complementary metal oxide semiconductor, or CMOS, process technology typically operating at eight to 16 volts for source drivers and 10 to 40 volts for gate drivers, levels of voltage which are not standard in the semiconductor industry. For display drivers, the driving voltage must be maintained under a very high degree of uniformity, which can be difficult to achieve using standard CMOS process technology. However, manufacturing display drivers does not require very small-geometry semiconductor processes. Typically, the manufacturing process for large panel display drivers requires geometries between 0.18 micron and 1 micron because the physical dimensions of a high-voltage device do not allow for the economical reduction in geometries below this range. We believe that there are a limited number of fabs with high-voltage CMOS process technology that are capable of high-volume manufacturing of display drivers.

Special Assembly and Testing Requirements
Manufacturing display drivers requires certain assembly and testing technologies and equipment that are not standard for other semiconductors and are offered by a limited number of providers. The assembly of display drivers typically uses either tape automated bonding, also known as TAB, or chip-on-glass, also known as COG, technologies. Display drivers also require gold bumping, which is a process in which gold bumps are plated onto each wafer to connect the die and the processed tape, in the case of TAB packages, and the glass, in the case of COG packages. TAB may utilize tape carrier package, also known as TCP, or chip on film, also known as COF. The type of assembly used depends on the panel manufacturer’s design which is influenced by panel size and application and is typically determined by the panel manufacturers. Display drivers for large-sized applications typically require TAB package types and, to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG packages. The testing of display drivers also requires special testers that can support high-channel and high-voltage output semiconductors. Such testers are not standard in the semiconductor industry.

Supply Chain Management
The manufacturing of display drivers is a complex process and requires several manufacturing stages such as wafer fabrication, gold bumping and assembly and testing, and the availability of materials such as the processed tape used in TAB packaging. We refer to these manufacturing stages and material requirements collectively as the “supply chain.” Panel manufacturers typically operate at high levels of capacity utilization and require a reliable supply of display drivers. A shortage of display drivers, or a disruption to this supply, may disrupt panel manufacturers’ operations since replacement supplies may not be available on a timely basis or at all, given the customization of display drivers. As a result, a display driver company’s ability to deliver its products on a timely basis at the quality and quantity required is critical to satisfying its existing customers and winning new ones. Such supply chain management is particularly crucial to fabless display driver companies that do not have their own in-house manufacturing capacity. In the case of display drivers, supply chain management is further complicated by the high-voltage CMOS process technology and the special assembly and testing requirements that are not standard in the semiconductor industry. Access to this capacity also depends in part on display driver companies having received assurances of demand for their products since semiconductor manufacturing service providers require credible demand forecasts before allocating capacity among customers and investing to expand their capacity to support growth.

Need for Higher Level of Integration
The small form factor of mobile handsets and certain consumer electronics products restricts the space for components. Small-sized panel applications require one source driver, one gate driver and one timing controller, which can be installed as separate semiconductors or as an integrated single-chip driver. Customers are increasingly demanding higher levels of integration in order to manufacture more compact panels, simplify the module assembly process and reduce unit costs. Display driver companies must be able to offer highly integrated chips that combine the source driver, gate driver and timing controller, as well as semiconductors such as memory, power circuit and image processors, into a single chip. Due to the size restrictions and stringent power consumption constraints of such display drivers, single-chip drivers are complex to design. For large-sized panel applications, integration is both more difficult to achieve and less important since size and weight are less of a priority.

The Taiwan Advantage in the Flat Panel Display Driver Industry
The highly developed Taiwan semiconductor supply chain and the close proximity to panel manufacturers have contributed to the growth of Taiwan’s display driver industry. Taiwan is one of the world’s leading locations for outsourced semiconductor manufacturing and back-end services, with leading semiconductor manufacturing service providers offering outsourced, high-volume and advanced manufacturing for each of the various stages of the semiconductor manufacturing process, including wafer fabrication, gold bumping, assembly and testing.

This cluster effect gives Taiwan-based display driver companies access to significant capacity, economies of scale, specialized expertise and manufacturing flexibility. Moreover, Taiwan-based semiconductor manufacturing service providers can leverage Taiwan’s large pool of highly skilled engineers and other personnel suitable for sophisticated manufacturing industries. The ready availability of semiconductor manufacturing in Taiwan helps Taiwan-based display driver companies such as us to mass-produce their products at competitive prices. Taiwan is also a key location for panel manufacturers. The close proximity to customers facilitates efficient joint development and improved manufacturing processes and engineering support.

The Himax Solution

Our semiconductors and solutions provide our customers with the following benefits:

  Comprehensive Display Driver Solutions. We offer comprehensive display driver solutions and have devoted substantial resources to satisfy our customers’ short- and long-term needs. We are highly skilled in the design of customized, high-performance and cost-effective display drivers. We believe that we design and offer display drivers that meet the various and fast-changing requirements of panel manufacturers. We have in-depth knowledge of display technologies and liquid crystal characteristics and are committed to working closely with our customers and using this know-how to solve their display-related problems and to optimize the performance of their products.
  Broad Product Portfolio. We offer a broad range of display drivers to meet the requirements of our customers. We provide display drivers to support a wide range of resolutions, panel sizes and various interface technologies, including customized interfaces, as well as COF, COG and TCP package types. To further broaden our product portfolio, we are developing source and gate drivers with a higher number of channels and higher-bit source drivers for large-sized TFT-LCD panels, expanding our portfolio of display drivers for LTPS and developing display drivers for panels utilizing OLED technology.
  Customized Products That Optimize Panel Performance. We design many of our products based on our customers’ specifications, and we work closely with our direct customers, and in some cases our customers’ customers, to better understand their needs and to align our products with their product roadmaps. For example, our continuing close relationship and collaboration with CMO, a leading panel manufacturer, have improved our understanding of the requirements of panel manufacturers and enhanced our ability to optimize panel performance. Our customized product approach allows our engineers to focus on customer service and deliver engineering samples and offer engineering solutions. Finally, our ability to quickly change the driving gamma curve allows us to optimize the performance of various liquid crystal materials and customize our products.
  Fabless Model for Manufacturing Efficiency and Flexibility. We use semiconductor manufacturing service providers such as foundries and assembly and testing houses. We engage foundries with high-voltage CMOS process technology for our display drivers, and we work with assembly and testing houses that specialize in TAB and COG assembly, thereby allowing us to take advantage of the economies of scale and specialization of such semiconductor manufacturing service providers. In addition, we are able to capture the financial and operational benefits of the fabless model, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. Our fabless model also provides us with the flexibility to use the most suitable technology and service provider for a particular product.
  Cost-Effective Solutions for High-Volume Manufacturing. We strive to design cost-effective semiconductors for high-volume manufacturing by reducing manufacturing and material costs while maintaining the desired level of performance. We believe that our relationships with our suppliers provide us with access to processed tape used in TAB package and equipment at competitive prices. Since panel manufacturers are price sensitive, we must leverage existing product design expertise to shrink the die size in order to develop cost-effective products with desired features and performances. Moreover, we strive to achieve cost savings by economies of scale, yield improvements, design improvements and manufacturing efficiency.
  Highly Integrated, Small and Power Efficient Display Drivers for Mobile Handsets and Consumer Electronics Products. Our engineers are highly skilled at combining various multi-voltage, mixed signal functional building blocks into a single chip. For example, our display drivers for mobile device applications combine source drivers, gate drivers, power circuit, timing controllers and static random access memory, or SRAM, into a single chip. We have devoted significant time and engineering resources collaborating with our customers to simulate, characterize, and, as necessary, adapt these processes to design and develop our products for higher performances and smaller die sizes. As a result, we believe our display drivers for mobile handsets are currently among the smallest in the industry. Similarly, we work to reduce the power consumption and heat generation of our products, as improved power efficiency extends battery life, which is particularly important for mobile devices.

Strategy
We are a leading supplier of display drivers for large-sized TFT-LCD panels. Our aim is to become one of the world’s leading providers of semiconductors for flat panel display applications. We intend to pursue this goal through the following strategies:

Expand and Diversify Our Customer Base and Capture a Larger Percentage of Our Customers’ Large-sized Panel Display Driver Requirements. We currently sell display drivers to many of the world’s leading panel manufacturers, including CMO, CPT, Innolux Display, Samsung and SVA-SEC. We believe we are among the world’s leading suppliers of display drivers for large-sized TFT-LCD panel display drivers, with a market share of approximately 15.8% in terms of revenues in 2005, according to iSuppli. This position, which we achieved in a relatively short period of time, reflects our customers’ confidence in our ability to scale up our production to meet their volume requirements and our ability to provide customized, high-performance and cost-effective products. We intend to leverage our market position to continue to enhance and strengthen our relationship with existing customers and expand and diversify our customer base. We seek to capture a larger percentage of their requirements by continuing to focus on customization and enhanced product performance. We are actively working with existing and prospective customers on new designs. Additionally, the trend towards display drivers with a higher number of channels with the advanced interface technologies required of higher-resolution panels should offer opportunities for us to achieve additional design wins. We aim to capture growth opportunities presented by these industry developments and to reduce our reliance on any one customer.

Target Leadership Position in Mobile Handset Display Driver Market. We aim to establish a leadership position in the mobile handset display driver market. We offer display drivers for panels using TFT-LCD and LTPS technologies and are developing display drivers for panels using OLED technology to further expand our product offerings and market penetration. We commenced volume shipments of single-chip TFT-LCD display drivers for use in mobile handsets in August 2004 and of our small-sized display drivers using our die shrink know-how for mobile handsets in June 2005. We believe our display drivers for mobile handsets are currently among the smallest in the industry. We believe that mobile handset display drivers will provide us with significant growth opportunities as a result of the growing demand for low-cost, high-quality displays and as mobile handsets increasingly incorporate multimedia features. Moreover, we believe that achieving a leadership position in the mobile handset display driver market would enable us to diversify our sources of revenue.

Leverage Design and Engineering Expertise to Capture Other Growth Opportunities. We plan to leverage our display-related semiconductor and engineering expertise to develop other products for which we believe there are significant growth opportunities. For example, we are focusing on television chipsets for use in flat panel and advanced CRT televisions. Our close collaboration with panel manufacturers that are focused on the LCD television market enables us to better understand the requirements of LCD television makers. Additionally, we have leveraged our design and process capabilities to develop and commercialize LCOS products, which are targeted at projection TV and microdisplay opportunities.

Strengthen Our Semiconductor Manufacturing Supply Chain. We aim to strengthen our access to stable, larger, more reliable, diverse and cost-efficient manufacturing capacity and supply of processed tape. We believe this is important to our ability to meet our customers’ delivery requirements, since to do so our semiconductor manufacturing service providers and suppliers must meet the schedules and quality specifications that we set for them. Our customers expect us to have access to sufficient high-quality and diverse manufacturing capacity to meet their long-term growth targets. We plan to strengthen our relationships with our existing foundries and to begin sourcing from additional semiconductor manufacturing service providers.

Our focus on customer service and close relationships with
semiconductor manufacturing service providers has contributed to our success.

Products
We have three principal product lines:

  display drivers and timing controllers;
  television semiconductor solutions; and
  LCOS products.

We commenced volume shipments of our first source and gate driver for large-sized panels in July 2001 and have developed a broad product portfolio of display drivers and timing controllers for use in large-sized TFT-LCD panels. We commenced volume shipments of our first display drivers for use in consumer electronics applications in April 2002, volume shipments of two-chip display drivers for mobile handsets in August 2003 and volume shipments of single-chip display drivers for mobile handsets in August 2004. In September 2004, we commenced volume shipments of our first television semiconductor solutions. We commenced shipping engineering samples of LCOS products in December 2003.

Display Drivers and Timing Controllers

Display Driver Characteristics
Display drivers deliver precise analog voltages and currents that activate the pixels on panels. The following is a summary of certain display driver characteristics and their relationship to panel performance.

  Resolution and Number of Channels. Resolution refers to the number of pixels per line multiplied by the number of lines, which determines the level of fine detail within an image displayed on a panel. For example, a color display screen with 1,024 x 768 pixels has 1,024 red columns, 1,024 green columns and 1,024 blue columns for a total of 3,072 columns and 768 rows. The red, green and blue columns are commonly referred to as “RGB.” Therefore, the display drivers need to drive 3,072 column outputs and 768 row outputs. The number of display drivers required for each panel depends on the resolution. For example, an XGA (1,024 x 768 pixels) panel requires eight 384 channel source drivers (1,024 x 3 = 384 x 8) and three 256 channel gate drivers (768 = 256 x 3), while a SXGA (1,280 x 1,024 pixels) panel requires ten 384 channel source drivers and four 256 channel gate drivers. The number of display drivers required can be reduced by using drivers with a higher number of channels. For example, a SXGA panel can have eight 480 channel source drivers or four 960 channel source drivers instead of ten 384 channel source drivers. Thus, using display drivers with a higher number of channels can reduce the number of display drivers required for each panel, although display drivers with a higher number of channels typically have higher unit costs.
  Color Depth. Color depth is the number of colors that can be displayed on a screen, which is determined by the number of shades of a color, also known as grayscale, that can be shown by the panel. For example, a 6-bit source driver is capable of generating 26 x 26 x 26 = 218, or 262K colors, and similarly, an 8-bit source driver is capable of generating 16 million colors. Typically, for TFT-LCD panels currently in commercial production, 262K and 16 million colors are supported by 6-bit and 8-bit source drivers, respectively.
  Operational Voltage. A display driver operates with two voltages: the input voltage (which enables it to receive signals from the timing controller) and the output voltage (which, in the case of source drivers, is applied to liquid crystals and, in the case of gate drivers, is used to switch on the TFT device). Source drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages between eight to 16 volts. Gate drivers typically operate at input voltages from 3.3 to 1.8 volts and output voltages from 10 to 40 volts. Lower input voltage saves power and lowers electromagnetic interference, or EMI. Output voltage may be higher or lower depending on the characteristics of the liquid crystal (or diode), in the case of source drivers, or TFT device, in the case of gate drivers.
  Gamma Curve. The relationship between the light passing through a pixel and the voltage applied to it by the source driver is nonlinear and is referred to as the “gamma curve” of the source driver. Different panel designs and manufacturing processes require source drivers with different gamma curves. Display drivers need to adjust the gamma curve to fit the pixel design. Due to the materials and processes used in manufacturing, panels may contain certain imperfections which can be corrected by the gamma curve of the source driver, a process which is generally known as “gamma correction.” For certain types of liquid crystal, the gamma curves for RGB cells are significantly different and thus need to be independently corrected. Some advanced display drivers feature three independent gamma curves for RGB cells.
  Driver Interface. Driver interface refers to the connection between the timing controller and display drivers. Display drivers increasingly require higher bandwidth interface technology to address the larger data volume necessary for video images. Panels used for higher data transmission applications such as televisions require more advanced interface technology. The principal types of interface technologies are transistor-to-transistor logic, or TTL, reduced swing differential signaling, or RSDS, and mini low voltage differential signaling, or mini-LVDS. Among these, RSDS and mini-LVDS were developed as low power, low noise and low amplitude method for high-speed data transmission using fewer copper wires and resulting in lower EMI. In 2005, we introduced two new display driver interfaces: dual edge TTL, or DETTL, and turbo RSDS. DETTL enables the interface to function with lower power (below 1.8V), thus reducing power consumption. Turbo RSDS is an upgraded version of RSDS which increases the interface frequency from 85MHz to 135MHz, thus reducing the bus width and panel costs.
  Package Type. The assembly of display drivers typically uses TAB and COG package types. COF and TCP are two types of TAB packages. Customers typically determine the package type required according to their specific mechanical and electrical considerations. In general, display drivers for small-sized panels use COG package type whereas display drivers for large-sized panels primarily use TAB package types and to a lesser extent COG package types.

Large-Sized Applications
We provide source drivers, gate drivers and timing controllers for large-sized panels principally used in desktop monitors, notebook computers and televisions. Display drivers used in large-sized applications feature different key characteristics, depending on the end-use application. For display drivers for use in notebook computers, low power consumption is a key feature due to the portability of notebook computers and the need for long battery life. For display drivers used in desktop monitors, low cost is more desirable than low power consumption.

For advanced televisions, display drivers must meet the requirements of larger panels, such as higher data transmission rates, wider viewing angles, faster response time, higher color depth and better image performance.

The table below sets forth the features of our products for large-sized applications:

Product		Features

TFT-LCD Source	•	384 to 720 output channels
Drivers	•	6-bit (262K colors) or 8-bit (16 million colors)
	•	one gamma-type driver
	•	three gamma-type drivers (RGB independent gamma curve to enhance color image)
	•	output driver voltage ranging from eight to 16V
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption and low EMI
	•	supports TCP, COF and COG package types
	•	supports TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized interface technologies
TFT-LCD Gate Drivers	•	192 to 400 output channels
	•	output driving voltage ranging from 10 to 40V
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	low power consumption
	•	supports TCP, COF and COG package types
Timing Controllers	•	product portfolio supports a wide range of resolutions, from VGA (640 x 480 pixels) to HDTV (1,920 x 1,080 pixels)
	•	supports TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized output interface technologies
	•	input logic voltage ranging from standard 3.3V to low power 1.8V
	•	embedded overdrive function for television applications to improve response time
	•	supports TTL and LVDS input interface technologies

The industry trend for large-sized applications is towards low power consumption notebook computer display drivers, low cost desktop monitor display drivers and display drivers that can support higher speed interface technologies, have greater color depth and enhanced color through RGB independent gamma for use in advanced televisions.

Mobile Handset Applications
We offer display drivers for mobile handset displays that combine source driver, gate driver and other functions into a single chip. As mobile handsets become smaller and more compact, customers are increasingly demanding smaller die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, mobile handsets must operate for long durations without recharging the battery. Thus, display drivers with lower power consumption are desired in order to extend the battery life. Low cost is also an important feature as mobile handset manufacturers continue to reduce cost and customers increasingly seek out cost-effective display drivers.

The following table summarizes the features of our products for mobile handsets:

Product	Features

TFT-LCD Drivers	•	highly integrated single chip embedded with the source driver, gate driver, power circuit, timing controller and memory
	•	product portfolio suitable for a wide range of resolutions including QQVGA (128 x 160 pixels), QCIF (132 x 176 pixels), QCIF+ (176 x 220 pixels), QVGA (240 x 320 pixels) and a range of panel sizes from 1.5 to 2.4 inches in diagonal measurement
	•	supports 262K colors to 16 million colors
	•	input logic voltage ranging from standard 3.3V to low power 1.65V
	•	low power consumption and low EMI
	•	utilizes die shrink technology to reduce die size and cost
	•	slimmer die for compact module to fit smaller mobile handset designs
	•	application specific integrated circuits, or ASIC, can be designed to meet customized requirements (e.g. drivers without memory or drivers without gate driver embedded on the chip)
LTPS Drivers	•	highly integrated single chip embedded with the source driver, power circuit, timing controller and memory
	•	supports 262K colors to 16 million colors
	•	input logic voltage ranging from standard 3.3V to low power 1.65V
	•	utilizes die shrink technology to reduce die size and cost
	•	slimmer die for compact module
	•	ASIC can be designed to meet customized requirements (e.g. gate-less or multi-bank output driver)

The industry trend for mobile handset display drivers is towards display drivers that can support high-speed interfaces, have greater color depth and enhanced image quality as mobile handsets increasingly incorporate multimedia functions.

Consumer Electronics Products
We offer source drivers, gate drivers, timing controllers and integrated drivers for consumer electronics products like digital cameras, digital video recorders, personal digital assistants, mobile gaming devices, portable DVD players and car navigation displays. We offer an extensive line of display drivers covering different applications, interfaces and channel output and levels of integration. Similar to mobile handsets, consumer electronics products are typically compact, battery-operated devices. Customers are increasingly demanding display drivers with smaller and more compact die sizes and higher levels of integration with source driver, gate driver, timing controller, as well as more functional semiconductors such as memory, power circuit and image processors, integrated into a single chip. Moreover, display drivers with lower power consumption are desired in order to extend the battery life.

The following table summarizes the features of our products used in consumer electronics products:

Product	Features

TFT-LCD Source Drivers	•	240 to 960 output channels
	•	products for analog and digital interfaces
	•	supports 262K colors to 16 million colors
	•	input logic voltage ranging from standard 3.3V to low power 2.5V
	•	low power consumption and low EMI
TFT-LCD Gate Drivers	•	96 to 480 output channels
	•	input logic voltage ranging from standard 3.3V to low power 2.5V
	•	output driving voltage ranging from 10 to 40V
TFT-LCD Integrated Drivers	•	highly integrated single chip embedded with source driver, gate driver, timing controller and power circuit
	•	products for analog or digital interfaces
Timing Controllers	•	products for analog or digital interfaces
	•	supports various resolutions from 280 x 220 pixels to 800 x 600 pixels

The industry trend for display drivers used in medium-sized consumer electronics products is towards higher channels and for the timing controller to be integrated into the video processor. The trend of display drivers used in small-sized consumer electronics products is towards single-chip solutions combining source driver, gate driver, timing controller and power circuit into a single chip.

Television Semiconductor Solutions
We provide television semiconductor solutions specifically designed to meet the requirements of advanced television systems.

Set forth below are the various semiconductor components that may be utilized in advanced televisions:

Television Chipsets
Television chipsets contain numerous components that process video and audio signals and thus enhance the image and audio qualities of televisions. Advanced televisions typically require some or all of these components:

  Audio Processor/Amplifier.   Demodulates, processes and amplifies sound from television signals.
  Analog Interfaces.   Convert analog video signals into digital video signals. Video decoder and analog- to-digital converter (ADC) are included.
  Digital Interfaces.   Receive digital signals via digital receivers. Digital visual interfaces (DVI) and high- definition multimedia interfaces (HDMI) are included.
  Channel Receiver.   Demodulates input signals so that the output becomes compressed bit stream data.
  DTV Decoder.   Converts video and audio signals from compressed bit stream data into regular video and audio signals.
  Video Processor.   Performs the scaling function that magnifies or shrinks the image data in order to fit the panel’s resolution; provides real-time processing for improved color and image quality; converts output video from an interlaced format to a progressive format in order to eliminate jaggedness; and supports on-screen display and real-time video format transformation.

We are developing all of the above components, although we currently only offer and sell video processors in volume. Our video processors are designed for use in advanced televisions and our product portfolio includes high-performance video processors which target high-end segments as well as cost-effective video processors which target entry-level segments.

The following table summarizes the features of our video processors:

Product	Features

Video Processors	•	3D noise reduction reduces spatial or temporal noise on the video image
	•	3D de-interlacer converts output video from interlaced format to progressive format to eliminate jaggedness
	•	dynamic exposure adaptation maximizes black and white contrast quality
	•	scaling function to convert the image resolution coming from video sources in order to fit the panel’s resolution
	•	dynamic color adaptation adjusts video color to make it more saturated and accurate

Television Tuner Modules
We offer a variety of digital and analog television tuner modules. We are highly skilled in designing compact, high-performance tuner modules that integrate semiconductors and other components on the system board. The semiconductors and components are purchased from third-party suppliers and are assembled by third-party electronics manufacturing service providers. We design our television tuner modules in an advanced, coil-free architecture to provide slim and small tuners.

Our tuners are suitable for most of the world’s signal transmission standards, including: Digital Video Broadcast-Terrestrial, also known as DVB-T, the digital television standard (depending on the bandwidth) in Taiwan, Australia and Europe; Advanced Television System Committee, or ATSC, the digital television standard in the United States and Canada; National Television System Committee, or NTSC, the analog television standard in the United States, Canada, Japan, the Philippines, Taiwan and South Korea; Phase Alternating Line, or PAL, the analog television standard in Western Europe, Australia, Hong Kong and China; and Systeme Electronique Couleur Avec Memoire, or SECAM, the analog television standard in France, Russia and Eastern Europe.

The following table sets forth the features of our television tuner modules:

Product	Features

Digital Television Tuner Modules	•	DVB-T tuners for 6MHz bandwidth (for use in Taiwan), 7MHz bandwidth (for use in Australia) and 8MHz bandwidth (for use in Europe)
	•	ATSC RF tuners with NTSC function
	•	lower power RF tuners
Analog Television Tuner Modules	•	global tuner combining NTSC, PAL and SECAM television standards and FM radio tuner
	•	low power off-air tuner combining NTSC and PAL television standards and FM radio tuner
	•	mobile analog tuner combining NTSC television standards and FM radio tuner
	•	slim design to save space

LCOS Products
LCOS technology is still at a relatively early stage of commercial application but is expected to be utilized in near-to-eye applications, rear projection televisions and mini-projectors. We design our LCOS products at our subsidiary, Himax Display, which owns and operates a fab for the manufacture of such products.

The following table sets forth the features of our LCOS products:

Product	Features

LCOS Modules for Near-to-eye	•	640 x 360 pixels (Q720P), VGA and SVGA resolutions
and Mini-projector Applications	•	8-bit (16 million colors)
	•	high reflectivity and greater than 100:1 contrast ratio
	•	low power consumption
LCOS Modules for Projection	•	WXGA and HDTV resolutions
Applications	•	8-bit (16 million colors)
	•	high reflectivity and greater than 1,000:1 contrast ratio

Other Products and Services
We established Amazion in July 2004 to design, develop and market semiconductors for power management applications. To date, Amazion has not generated any revenues from such products. We also offer liquid crystal injection services through our subsidiary Himax Display. In 2005, Himax Display generated NT$95.8 million ($2.9 million) in revenues from such services.

Core Technologies and Know-How
Driving System Technology. Through our collaboration with panel manufacturers, we have developed extensive knowledge of circuit design, TFT-LCD driving systems, high-voltage processes and display systems, all of which are important to the design of high-performance TFT-LCD display drivers. Our engineers have in-depth knowledge of the driving system technology, which is the architecture for the interaction between the source driver, gate driver, timing controller and power systems as well as other passive components. We believe that our understanding of the entire driving system has strengthened our design capabilities. Our engineers are highly skilled in designing power efficient and compact display drivers that enhance the performance of TFT-LCD. We are leveraging our know-how of display drivers and driving system technology to develop display drivers for panels utilizing other technologies such as OLED.

High-Voltage CMOS Circuit Design. Unlike most other semiconductors, TFT-LCD display drivers require a high output voltage of eight to 40 volts. We have developed circuit design technologies using a high-voltage CMOS process that enables us to produce high-yield, reliable and compact drivers for high-volume applications. Moreover, our technologies enable us to keep the driving voltage at very high uniformity, which can be difficult to achieve when using standard CMOS process technology.

High-Bandwidth Interfaces. In addition to high-voltage circuit design, TFT-LCD display drivers require high bandwidth transmission for video signals. We have applied several high-speed interfaces, including TTL, RSDS, mini-LVDS, DETTL, turbo RSDS and customized interfaces, in our display drivers. Moreover, we are developing additional driver interfaces for special applications with optimized speed, lower EMI and higher system stability.

Die Shrink and Low-Power Technologies. Our engineers are highly skilled in employing their knowledge of driving technology and high-voltage CMOS circuit design to shrink the die size of our display drivers while leveraging their understanding of driving technology and panel characteristics to design display drivers with low power consumption. Die size is an important consideration for applications with size constraints. Smaller die size also reduces the cost of the chip. Lower power consumption is important for many portable devices such as notebook computers, mobile handsets and consumer electronics products.

Customers
Our direct customers for display drivers are primarily panel manufacturers, who in turn design and market their products to manufacturers of end-use products such as notebook computers, desktop monitors, televisions, mobile handsets and consumer electronics products. We sell our television semiconductors to manufacturers of advanced televisions. As of December 31, 2005, we sold our products to more than 50 customers. In 2003, 2004 and 2005, CMO and its affiliates accounted for 78.0%, 63.2% and 58.9% of our revenues, respectively, while CPT and its affiliates accounted for 5.7%, 19.5% and 16.2% of our revenues, respectively, in the same periods. We expect that sales to CMO and CPT and their affiliates will continue to account for a substantial majority of our revenues in the near term.

Set forth below (in alphabetical order) are our ten largest customers (and their affiliates) based on revenues for the year ended December 31, 2005:

Chi Mei Optoelectronics Corp. HannStar Display Corporation Lightsonic Optoelectronics Inc. Perfect Display Limited Shanghai SVA-NEC Liquid Crystal Display	Chunghwa Picture Tubes InnoLux Display Corporation Optrex Corporation Samsung Electronics Taiwan Co., Ltd. Transcend Optronics (Yangzhou) Co, Ltd.

Our customers typically provide us with a long-term (12 month) forecast plus three-month rolling non-binding forecasts and confirm orders with us one month ahead of scheduled delivery. In general, purchase orders are not cancellable by either party, although from time to time we and our customers have agreed to amend the terms of such orders.

Sales and Marketing
We focus our sales and marketing strategy on establishing business and technology relationships principally with TFT-LCD panel manufacturers and increasingly also with panel manufacturers using LTPS or OLED technologies and also with mobile display module and mobile handset manufacturers in order to work closely with them on future semiconductor solutions that align with their product roadmaps. Our engineers collaborate with our customers’ engineers to create products that comply with their specifications and provide a high level of performance at competitive prices. Our end market for large-sized panels is concentrated around a limited number of major panel manufacturers. We have also commenced marketing our products directly to mobile device manufacturers so that our products can be qualified for their specifications and designed into their products.

We primarily sell our products through our direct sales team located in Taiwan, South Korea, Japan and China. We also have dedicated sales teams for certain of our most important current or prospective customers. We have sales and technical support offices in Tainan, Taipei and Hsinchu in Taiwan, in Suzhou, China, in Anyangsi Kyungkido, South Korea and in Yokohama, Japan, all in close proximity to our customers. We have dedicated sales teams for our display driver and television semiconductor solutions businesses that cover each of the markets of Taiwan, South Korea, Japan and China. For certain products or regions we may from time to time sell our products through agents or distributors.

Our sales and marketing team possesses a high level of technical expertise and industry knowledge used to support a lengthy and complex sales process. This includes a highly trained team of field applications engineers that provides technical support and assistance to potential and existing customers in designing, testing and qualifying display modules that incorporate our products. We believe that the depth and quality of this design support are key to improving customers’ time-to-market and maintaining a high level of customer satisfaction.

Manufacturing
We are a fabless semiconductor company. We leverage our experience and engineering expertise to design high-performance semiconductors and rely on semiconductor manufacturing service providers for wafer fabrication, gold bumping, assembly and testing. We also rely on third-party suppliers of processed tape used in TAB packaging. We engage foundries with high-voltage CMOS process technology for our display drivers and with assembly and testing houses that specialize in TAB and COG packages, thereby taking advantage of the economies of scale and the specialization of such semiconductor manufacturing service providers. Our fabless model enables us to capture certain financial and operational benefits, including reduced manufacturing personnel, capital expenditures, fixed assets and fixed costs. It also gives us the flexibility to use the technology and service provider most suitable for any given product.

Manufacturing Stages
The diagram below sets forth the various stages in manufacturing display drivers according to the two different types of assembly utilized: TAB or COG. The assembly type depends on the application of the panel and is determined by our customers.

Wafer Fabrication: Based on our design, the foundry provides us with fabricated wafers. Each fabricated wafer contains many chips, each known as a die.

Gold Bumping: After the wafers are fabricated, they are delivered to gold bumping houses where gold bumps are plated on each wafer. The gold bumping process uses thin film metal deposition, photolithography and electrical plating technologies. The gold bumps are plated onto each wafer to connect the die to the processed tape, in the case of TAB package, or the glass, in the case of COG package.

Chip Probe Testing: Each individual die is electrically tested, or probed, for defects. Dies that fail this test are discarded.

Assembly and Testing: Our display drivers use two types of assembly technology: TAB or COG. Display drivers for large-sized applications typically require TAB package types and to a lesser extent COG package types, whereas display drivers for mobile handsets and consumer electronics products typically require COG package types.

TAB Assembly
We use two types of TAB technologies: TCP and COF. TCP and COF packages are both made of processed tape that is typically 35mm or 48mm wide, plated with copper foil and has a circuit formed within it. TCP and COF packages differ, however, in terms of their chip connections. With TCP packages, a hole is punched through the processed tape in the area of the chip, which is connected to a flying lead made of copper. In contrast, with COF packages, the lead is mounted directly on the processed tape and there is no flying lead.

  Inner-Lead Bonding: The TCP and COF assembly process involves grinding the bumped wafers into their required thickness and cutting the wafers into individual dies, or chips. An inner lead bonder machine connects the chip to the printed circuit processed tape and the package is sealed with resin at high temperatures.
  Final Testing: The assembled display drivers are tested to ensure that they meet performance specifications. Testing takes place on specialized equipment using software customized for each product.

COG Assembly
COG assembly connects display drivers directly to LCD panels without the need for processed tape. COG assembly involves grinding the tested wafers into their required thickness and cutting the wafers into individual dies, or chips. Each individual die is picked and placed into a chip tray and is then visually or auto-inspected for defects. The dies are packed within a tray in an aluminum bag after completion of the inspection process.

Quality Assurance
We maintain a comprehensive quality assurance system. Using a variety of methods from conducting rigorous simulations during the circuit design process to evaluating supplier performance at various stages of our products' manufacturing process, we seek to bring about improvements and achieve customer satisfaction. In addition to monitoring customer satisfaction through regular reviews, we implement extensive supplier quality controls so that the products we outsource achieve our high standards. Prior to engaging a third-party as our supplier, we perform a series of audits on their operations, and upon engagement, we hold frequent quality assurance meetings with suppliers, evaluating such factors as product quality, production costs, technological sophistication and timely delivery.

In November 2002, we received the ISO 9001:2000 certification which was renewed in February 2005.

Semiconductor Manufacturing Service Providers and Suppliers
Through our relationships with leading foundries, assembly, gold bumping and testing houses and processed tape suppliers, we believe we have established a supply chain that enables us to timely deliver high-quality products to our customers.

Access to semiconductor manufacturing service providers is critical as display drivers require high-voltage CMOS process technology and specialized assembly and testing services, all of which are different from industry standards. We have historically obtained our foundry services from TSMC and Vanguard and have also recently established a relationship with Macronix and Lite-on. These are among a select number of semiconductor manufacturers that provide high-voltage CMOS process technology required for manufacturing display drivers. We engage assembly and testing houses that specialize in TAB and COG packages such as Chipbond Technology Corporation, ChipMOS, and Siliconware Precision Industries Co., Ltd.

We plan to strengthen our relationships with our existing semiconductor manufacturing service providers and diversify our network of such service providers in order to ensure access to sufficient cost-competitive and high-quality manufacturing capacity. We are selective in our choice of semiconductor manufacturing service providers. It takes a substantial amount of time to qualify alternative foundries, gold bumping, assembly and testing houses for production. As a result, we expect that we will continue to rely on limited number of semiconductor manufacturing service providers for a substantial portion of our manufacturing requirements in the near future.

The table below sets forth (in alphabetical order) our principal semiconductor manufacturing service providers and suppliers:

Wafer Fabrication	Gold Bumping

Lite-on Semiconductor Corp.	Chipbond Technology Corporation
Macronix International Co., Ltd.	FuPo Electronics Corporation
Taiwan Semiconductor Manufacturing Company	International Semiconductor Technology Ltd.
Vanguard International Semiconductor Corporation	Megic Corporation

Processed Tape for TAB Packaging	Assembly and Testing

CASIO Micronics Co., Ltd.	Chipbond Technology Corporation
Hitachi Cable, Ltd.	ChipMOS Technologies Inc.
Mitsui Mining & Smelting Co., Ltd.	International Semiconductor Technology Ltd.
Samsung Techwin Co. Ltd.	Megic Corporation
Stemco., Ltd	Siliconware Precision Industries Co., Ltd.
Sumitomo Metal Mining Package Material Co., Ltd.
WUS Microelectronics Co., Ltd.

Chip Probe Testing

Ardentec Corporation
ChipMOS Technologies Inc.
International Semiconductor Technology Ltd.
King Yuan Electronics Co., Ltd
Siliconware Precision Industries Co., Ltd.

Research and Development
Our research and development efforts focus on improving and enhancing our core technologies and know-how relating to semiconductor solutions for flat panel displays and advanced televisions with particular emphasis on our three major product lines. Although a significant portion of the resources at our semiconductor design center are invested in advanced research for future products, we continue to invest in improving the performance and reducing the cost of our existing products. Our application engineers, who provide on-system verification of semiconductors and product specifications, and field application engineers, who provide on-site engineering support at our customers’ offices, work closely with panel manufacturers to co-develop display solutions for their electronic devices. In 2003, 2004 and 2005, we incurred research and development expenses of $21.0 million, $24.0 million and $41.3 million, respectively, representing 16.0%, 8.0% and 7.6% of our revenues, respectively.

Intellectual Property
As of December 31, 2005, we held a total of 80 patents, including 53 in Taiwan, 19 in the United States, four in China, three in Korea and one in Japan. The expiration dates of our patents range from 2019 to 2024. We also have a total of 135 pending patent applications in Taiwan, 105 in the United States and 75 in other jurisdictions, including the PRC, Japan, Korea and Europe. In addition, we have registered “Himax” and our logo as a trademark and service mark in Taiwan, China and Japan and have applications pending in Europe, the United States and Korea.

Competition
The markets for our products are, in general, intensely competitive, characterized by continuous technological change, evolving industry standards, and declining average selling prices. We believe key factors that differentiate among the competition in our industry include:

  customer relations;
  product performance;
  design customization;
  development time;
  product integration;
  technical services;
  manufacturing costs;
  supply chain management;
  economies of scale; and
  broad product portfolio.

We continually face intense competition from other fabless display driver companies, including Cheertek Incorporation, DenMOS Technology Inc., Novatek Microelectronics Corp., Ltd., and Solomon Systech Limited. We also face competition from integrated device manufacturers, such as MagnaChip Semiconductor Ltd., Matsushita Electric Works, Ltd., NEC Electronics Corporation, Oki Electric Industry Co. Ltd., Renesas Technology Corp., Seiko Epson Corporation and Toshiba Corporation, and panel manufacturers with in-house semiconductor design capabilities, such as Samsung Electronics Co., Ltd. and Sharp Corporation. The latter are both our competitors and potential customers.

Many of our competitors, some of which are affiliated or have established relationships with other panel manufacturers, have longer operating histories, greater brand recognition and significantly greater financial, manufacturing, technological, sales and marketing, human and other resources than us. Additionally, we expect that as the flat panel semiconductor industry expands, more companies may enter and compete in our markets.

Our television semiconductor solutions compete against solutions offered by a significant number of semiconductor companies including ATI Technologies, Inc., Genesis Microchip, Inc., Koninklijke Philips Electronics N.V., Mediatek Corp., MStar Semiconductor, Inc., Pixelworks Inc., STMicroelectronics, Trident Microsystems, Inc. and Zoran Corporation, among others, some of which focus solely on video processors and others that offer a more diversified portfolio.

For LCOS products, we compete with diversified electronics companies such as Sony Corporation and Victor Company of Japan, Limited, also known as JVC, and companies specializing in LCOS technology such as eLCOS Microdisplay Technology Ltd, Brillian Corporation, Aurora Corporation and SpatiaLight, Inc.

Employees
As of December 31, 2005, we had 716 employees serving in the following functions:

Function	Number

Research and development(1)	482
Engineering and manufacturing(2)	90
Sales and marketing(3)	83
General and administrative	61

Total	716

Notes:	(1)	Includes semiconductor design engineers, application engineers, assembly and testing engineers and quality control engineers.
	(2)	Includes manufacturing personnel of Himax Display, our subsidiary focused on design and manufacturing of LCOS products and liquid crystal injection services.
	(3)	Includes field application engineers.

As of December 31, 2005, we had a staff of 482 people in research and development, of which 20, 313, 114 and 35 hold a doctorate, master’s, bachelor’s and junior college degree, respectively.

Facilities
We lease our 4,082-square meter headquarters in Tainan, Taiwan under several leases; the principal lease expires in September 2006. We also lease office space in Taipei and Hsinchu, Taiwan; Suzhou and Shenzhen, China; Yokohoma, Japan; and Anyangsi Kyungkido, South Korea. The lease contracts may be renewed upon expiration. Himax Display, our subsidiary, owns and operates a fab with 3,885 square meters of floor space on land and in a building leased from CMO.

We have begun construction of our new headquarters located in the Tainan LCD-TV Industry Park. The headquarters will house our research and development, engineering, sales and marketing, operations and general administrative staff. Upon completion, the new headquarters is expected to have 21,200 square meters of usable space and occupy 31,800 square meters of land owned by us. Construction has commenced in the fourth quarter of 2005 and is expected to be completed in the third quarter of 2006. The total costs are estimated to be approximately NT$905.8 million ($27.6 million), of which approximately NT$325.8 million ($9.9 million) is for the land and approximately NT$580 million ($17.7 million) is for the construction costs (which includes the architect fees, general contractor fees, building materials, purchases and installation of office equipment and other fixtures). We have already paid for the land purchased and approximately NT$26.1 million ($0.8 million) of the construction costs in 2005. We expect to pay the remainder of the construction costs in 2006. We intend to finance the remaining cost of our new headquarters with a portion of the net proceeds of this offering.

Insurance
We maintain insurance policies on our buildings, equipment and inventories covering property damage and damage due to, among other events, fires, typhoons, earthquakes and floods. We maintain these insurance policies on our facilities and on inland transit of inventories. We do not have insurance for business interruptions. We do not have key person insurance.

Environmental Matters
The business of semiconductor design does not cause any significant pollution. Himax Display maintains a facility for our LCOS products where we have taken the necessary steps to obtain the appropriate permits and believe that we are in compliance with the existing environmental laws and regulations in the ROC. We have entered into various agreements with certain customers whereby we have agreed to indemnify them, and in certain cases, their customers, for any claims made against them for hazardous material violations that are found in our products.

Legal Proceedings
We are not involved in any litigation or other legal matters which could reasonably be expected to, if decided adversely to us, have a material adverse impact on our business or operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Share-Based Compensation
As of December 31, 2005, we have not issued any stock options to employees or others. Share-based compensation primarily consists of grants of nonvested or restricted shares of common stock and RSUs issued to employees. We have applied SFAS No. 123R for our share-based compensation plans for all periods since the incorporation of Himax Taiwan in 2001. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Share-based compensation expense estimates also take into account the number of shares awarded that management believes will eventually vest. We adjust our estimate each period to reflect the current estimate of forfeitures. As of December 31, 2005, we based our share-based compensation cost on an assumed forfeiture rate of 12.2% and 27.0% for Himax Taiwan and Amazion Electronics Inc., or Amazion, our subsidiary, respectively. If actual forfeitures occur at a lower rate, share-based compensation costs will increase in future periods.

When estimating the fair value of our ordinary shares on the grant date, we review both internal and external sources of information. During periods in which we were a private company, the sources we used to determine the fair value of the underlying shares at the date of measurement have been subjective in nature and based on, among other factors:

  our financial condition as of the date of grant;
  our financial and operating prospects at that time;
  for certain issuances in 2001 and early 2002, the price of new shares issued to unrelated third parties;
  for certain issuances in 2002, 2003 and 2004, an independent third-party retrospective analysis of the historical value of our common shares, which utilized both a net asset based methodology and market and peer group comparables (including average price/earnings, enterprise value/sales, enterprise value/ earnings before interest and tax, and enterprise value/earnings before interest, tax, depreciation and amortization); and
  for our issuance of RSUs in 2005, an independent third-party analysis of the current and future value of our ordinary shares, which utilized both discounted cashflow and market value approaches, using multiples such as price/earnings, forward price/earnings, enterprise value/earnings before interest and tax, and forward enterprise value/earnings before interest and tax.

Changes in any of these factors or assumptions could have resulted in different estimates of the fair value of our common shares and the related amounts of share-based compensation.

Based on these factors, we estimated the fair value per share of nonvested shares issued to certain employees in June 2001, November 2001, and January 2002 at NT$4.02 ($0.116) per share and the fair value of 596,897 shares (adjusted for stock splits) granted to two consultants in 2002 at $68,000. Similarly, we estimated the fair value per share of employee bonus shares on the date of shareholder approval to be NT$39.44 ($1.15) per share and NT$67.13 ($1.96) per share in 2003 and 2004, respectively. These employee bonus shares were issued in relation to employee services provided in 2001, 2002 and 2003, respectively. We estimated the fair value of treasury shares issued to employees at prices ranging from NT$15.32 ($0.46) per share to NT$19.93 ($0.58) per share in 2002 and NT$20.17 ($0.58) per share to NT$52.10 ($1.54) per share in 2003. We estimated the fair value of the ordinary shares underlying the RSUs granted to our directors and employees at $8.62 per share in 2005.

Allowance for Sales Returns and Discounts
We record a reduction to revenues and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenues are recognized based primarily on historical discount and return rates. However, if sales discount and product returns for a particular fiscal period exceed historical rates, we may determine that additional sales discount and return allowances are required to properly reflect our estimated remaining exposure for sales discounts and product returns. The movement in the allowance for sales returns and discounts for the years ended December 31, 2003, 2004 and 2005 is as follows:

Year	Balance at Beginning of Year	Addition	Amounts Utilized	Balance at End of Year

		(in thousands)
December 31, 2003	$–	$117	$(89)	$28
December 31, 2004	$28	$1,022	$(810)	$240
December 31, 2005	$240	$398	$(457)	$181

Inventory
Inventories are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily wafer fabrication and processed tape), direct labor and an appropriate proportion of production overheads. We write down inventory to its estimated market value, which is based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-down may be required and could adversely affect our operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, we may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on our operating income. The inventory write-down for the years ended December 31, 2003, 2004 and 2005 was approximately $116,000, $847,000 and $927,000, respectively, and are included in cost of revenues in our consolidated statements of operations.

Impairment of Long-Lived Assets
We routinely review our long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of the asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, average selling prices, utilization rates and other factors. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, an impairment charge is recognized for the amount that the carrying value of the asset exceeds its fair value, based on the best information available, including discounted cash flow analysis. However, due to the cyclical nature of our industry and changes in our business strategy, market requirements, or the needs of our customers, we may not always be in a position to accurately anticipate declines in the utility of our equipment or acquired technology until they occur. We have not had any impairment charges on long-lived assets during the period from December 31, 2002 to December 31, 2005.

Product Warranty
Under our standard terms and conditions of sale, products sold are subject to a limited product quality warranty. The stated limited warranty period is 60 days. We may receive warranty claims outside the scope of the standard terms and conditions. We provide for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues. As of December 31, 2005 and 2004, the accrued warranty cost was $545,000 and $507,000, respectively; in 2003 there was no accrued warranty costs. The movement in accrued warranty costs for the years ended December 31, 2003, 2004 and 2005 is as follows:

Year	Balance at Beginning of Year	Addition	Amounts Utilized	Balance at End of Year

December 31, 2003	$–	$2	$2	$–
December 31, 2004	$–	$960	$453	$507
December 31, 2005	$507	$1,415	$(1,377)	$545

Income Taxes
As part of the process of preparing our consolidated financial statements, management is required to estimate income taxes and tax bases of assets and liabilities for us and our subsidiaries. This process involves estimating current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes and the amount of tax credits and tax loss carryforwards. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. Management must then assess the likelihood that the deferred tax assets will be recovered from future taxable income, and, to the extent it believes that recovery is not more likely than not, a valuation allowance is provided.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets and therefore the determination of the valuation allowance is dependent upon the generation of future taxable income by the taxable entity during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of different liabilities, projected future taxable income, and tax planning strategies in determining the valuation allowance.

Since Himax Taiwan’s subsidiaries have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan, a valuation allowance of $11,000, $893,000 and $3.3 million as of December 31, 2003, 2004 and 2005, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely that these tax benefits will be realized. There was no change in the valuation allowance for the year ended December 31, 2002 and the net change in valuation allowance for the years ended December 31, 2003, 2004 and 2005 was an increase of $11,000, $882,000 and $2.4 million, respectively, as a result of increases in deferred tax assets which we do not expect to realize.

RESULTS OF OPERATIONS

Our revenues increased 79.9% to $540.2 million in 2005
from $300.3 million in 2004.

Our business has evolved rapidly and significantly since we commenced operations in 2001. Our limited operating history makes the prediction of future operating results very difficult. We believe that period-to-period comparisons of operating results should not be relied upon as indicative of future performance. The following table sets forth a summary of our consolidated statements of operations as a percentage of revenues:

	Year Ended December 31,

	2003	2004	2005

Revenues	100.0%	100.0%	100.0%
Costs and expenses:
Cost of revenues	75.9	78.6	77.6
Research and development	16.0	8.0	7.6
General and administrative	3.5	1.5	1.3
Sales and marketing	2.0	0.9	0.9
Total costs and expenses	97.4	89.0	87.4
Operating income	2.6	11.0	12.6
Other non operating income (loss)	(0.5)	0.4	0.4
Income tax (benefit) expenses	2.5	(0.6)	1.7
Net income (loss)	(0.4)	12.0	11.4

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004|
Revenues. Our revenues increased 79.9% to $540.2 million in 2005 from $300.3 million in 2004. This increase was primarily due to an 118.4% increase in unit shipments of display drivers for large-sized applications, partially offset by a 16.2% decrease in average selling prices of such products. The increase in unit shipments was primarily due to the increased number of panels shipped by our customers as well as our increased market share with certain major customers. The decrease in the average selling prices of our display drivers was primarily due to a combination of the pricing pressure we faced from our customers, the general industry trend of declining average selling prices of semiconductors over a product's life cycle, the introduction of newer, lower-cost display drivers for large-sized applications, as well as our ability to reduce per unit cost of revenues in order to meet such pressure. Revenues from related parties increased 69.2% to $322.8 million in 2005 from $190.8 million in 2004 as a result of increased unit shipments to CMO (and its affiliates) and other related parties. However, revenues from related parties as a percentage of our revenues decreased from 63.5% in 2004 to 59.8% in 2005 as our sales to other customers continued to grow, reflecting our effort in diversifying our customer base and reducing our reliance on any one customer.

Costs and Expenses. Costs and expenses increased 76.6% to $472.2 million in 2005 from $267.4 million in 2004. As a percentage of revenues, costs and expenses decreased to 87.4% in 2005 compared to 89.0% in 2004.

  Cost of Revenues. Cost of revenues increased 77.7% to $419.4 million in 2005 from $236.0 million in 2004. The increase in cost of revenues was primarily due to an increase in unit shipments, partially offset by a slight decrease in per units costs associated with the manufacturing, assembly, testing and delivery of our products. This is a result of our cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers, as well as our strategy of sourcing from multiple service providers and suppliers in order to obtain better pricing.
  Research and Development. Research and development expenses increased 72.0% to $41.3 million in the 2005 from $24.0 million in 2004, primarily due to the increase in salary expenses and share-based compensation expenses. The increase in salary expenses was due to increased headcount and higher average salaries. The increase was also partially as a result of increased mask costs and prototype wafer and processed tape costs associated with an increased number of new products introduced. The increase in share-based compensation expenses also resulted from our increase in headcount and our grant of RSUs to certain employees on December 30, 2005.
  General and Administrative. General and administrative expenses increased 45.8% to $6.8 million in 2005 from $4.7 million in 2004, primarily due to an increase in salary expenses. The increase in salary expenses was due to increased headcount and higher average salaries. The increase in general and administrative expenses also partially resulted from increased costs associated with increased management and other fees paid to our security company and increased fees relating to patent filings.
  Sales and Marketing. Sales and marketing expenses increased 73.7% to $4.8 million in 2005 from $2.7 million in 2004, primarily due to an increase in salary expenses and share-based compensation expenses. The increase in salary expenses was due to a 76.6% increase in headcount and higher average salaries. The increase in share-based compensation expenses also resulted from our increase in headcount and our grant of RSUs to certain employees on December 30, 2005. The increase in sales and marketing expenses was also partially as a result of increased travel expenses reflecting increased sales activity.

Non-Operating Income (Loss). We had a non-operating income of $2.3 million in 2005 compared to $1.3 million in 2004, primarily as a result of increases in both foreign exchange gain and interest income as compared to 2004. Foreign exchange gain increased due to the weakening of the NT dollar and Japanese yen relative to the U.S. dollar. The significant increase in interest income was due to the higher cash balance on hand, which was primarily placed in higher yield U.S. dollar denominated time deposits beginning in August 2005.

Income Tax (Benefit) Expense. Income tax expenses increased to $8.9 million in 2005 compared to an income tax benefit of $1.8 million in 2004. Our effective income tax rate increased from (5.2%) in 2004 to 12.7% in 2005, primarily due to: (a) the increase of valuation allowance provided to reduce certain subsidiaries’ deferred tax assets to zero, (b) the increase of non-deductible share-based compensation expenses and (c) the absence in 2005 of a tax benefit from the distribution of the prior year’s income compared to 2004, which was partially offset by more investment tax credits and tax exempted income as compared to 2004.

Net Income. As a result of the foregoing, our net income increased to $61.6 million in 2005 from a net income of $36.0 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
Revenues. Our revenues increased 127.8% to $300.3 million in 2004 from $131.8 million in 2003. This increase was primarily due to a 151.3% increase in unit shipments of display drivers for large-sized applications, partially offset by a 6.0% decrease in average selling prices of such products. The increase in unit shipments was primarily due to the increased number of panels shipped by our customers, our increased market share with certain major customers and our success in winning new customers. The decrease in the average selling prices of our display drivers was primarily due to a combination of the pricing pressure we faced from our customers, the general industry trend of declining average selling prices of semiconductors over a product’s life cycle, the introduction of newer, lower-cost display drivers for large-sized applications, as well as our ability to reduce per unit cost of revenues in order to meet such pressure. Revenues from related parties increased 85.6% to $190.8 million in 2004 from $102.8 million in 2003 as a result of increased unit shipments to CMO (and its affiliates) and other related parties. However, revenues from related parties as a percentage of our revenues decreased from 78.0% in 2003 to 63.5% in 2004 as our sales to CPT (and its affiliates) and other customers continued to grow, reflecting our effort in diversifying our customer base and reducing our reliance on any one customer.

Costs and Expenses. Costs and expenses increased 108.2% to $267.4 million in 2004 from $128.5 million in 2003. As a percentage of revenues, costs and expenses decreased to 89.0% in 2004 from 97.4% in 2003.

  Cost of Revenues. Cost of revenues increased 135.8% to $236.0 million in 2004 from $100.1 million in 2003. The increase in cost of revenues was primarily due to an increase in unit shipments and the associated costs to manufacture, assemble, test and deliver these products. This increase was partially offset by a decrease in the per unit cost of revenues as a result of our cost reduction efforts achieved by improving designs and processes, increasing manufacturing yields and leveraging our scale, volume requirements and close relationships with semiconductor manufacturing service providers and suppliers as well as our strategy of sourcing from multiple service providers and suppliers in order to obtain better pricing. Our cost of revenues as a percentage of total revenues increased 2.7% to 78.6% in 2004 from 75.9% in 2003 primarily as a result of a decrease in 2004 of average selling prices in order to attract new customers and revenues received in 2003 from ChipMOS for LCOS technology advisory services and sales of panel molds to CMO, both of which have relatively low cost of revenues. These transactions are not part of our core business, and we do not expect to generate meaningful revenues from these sources in the future.
  Research and Development. Research and development expenses increased 14.0% to $24.0 million in 2004 from $21.1 million in 2003, primarily as a result of increased mask costs and prototype wafer and processed tape costs associated with an increase in the number of new products introduced, increased salary expenses and employee welfare related costs reflecting higher headcount and increased depreciation expense as we installed additional research and development equipment as part of our expanded research and development efforts. The increase in research and development expenses was partially offset by a decrease in share-based compensation expenses, which decreased 63.2% to $4.3 million in 2004 from $11.7 million in 2003. The decrease in share-based compensation expenses was primarily as a result of our decision to grant less share-based compensation in 2004 with the expectation that we would be granting more share-based compensation to our employees under our long-term incentive plan after our initial public offering.

  General and Administrative. General and administrative expenses increased 0.9% to $4.7 million in 2004 from $4.6 million in 2003, primarily as a result of increases in staffing expenses and expenses relating to patent filings. This increase was partially offset by a decrease in share-based compensation expenses, which decreased 66.1% to $0.7 million in 2004 from $2.1 million in 2003, primarily as a result of our decision to grant less share-based compensation in 2004 with the expectation that we would be granting more share-based compensation to our employees under our long-term incentive plan after our initial public offering.
  Sales and Marketing. Sales and marketing expenses increased 2.7% to $2.7 million in 2004, primarily as a result of an increase in product sample costs, increased salary expense due to higher headcount and increased travel expenses, all as a result of the increase in our unit sales and our expanded sales and marketing efforts. The increase in sales and marketing expenses was partially offset by a decrease in share-based compensation expenses, which decreased 60.2% to $0.5 million in 2004 from $1.4 million in 2003, primarily as a result of our decision to grant less share-based compensation in 2004 with the expectation that we would be granting more share-based compensation to our employees under our long- term incentive plan after our initial public offering.

Non-Operating Income (Loss). We had a non-operating income of $1.3 million in 2004 compared to a non-operating loss of $0.6 million in 2003, primarily as a result of a foreign exchange gain of $0.8 million in 2004 compared to a foreign exchange loss of $0.8 million in 2003 and a gain on sale of marketable securities of $0.4 million in 2004 compared to a gain on sale of marketable securities of $0.1 million in 2003.

Income Tax (Benefit) Expenses. We recorded an income tax benefit of $1.8 million in 2004 compared to an income tax expense of $3.3 million in 2003. Our effective tax rate decreased in 2004 due primarily to the fact that we generated more investment tax credits related to research and development expenditures and less non-deductible share-based compensation expenses in 2004 as compared to 2003, as well as a result of our qualifying for an income tax exemption on the incremental income generated from sales of newly designed display drivers starting in April 2004.

Net Income. As a result of the foregoing, our net income increased significantly to $36.0 million in 2004 from a net loss of $0.6 million in 2003.

Selected Unaudited Quarterly Results of Operations
The following table presents our unaudited quarterly results of operations for the six quarters for the period beginning July 1, 2004 and ending December 31, 2005. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This information reflects all adjustments, consisting only of normal recurring adjustments, which are in the opinion of our management necessary for fair presentation of our results of operations for the quarters presented.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2004	2004	2005	2005	2005	2005

	(unaudited)
	(in thousands, except per share data)
Revenues	$75,496	$89,004	$96,417	$111,633	$154,820	$177,334
Costs and expenses(1):
Cost of revenues	60,032	70,754	75,027	86,214	118,475	139,664
Research and development	6,130	7,519	8,191	8,896	10,234	13,957
General administrative	1,119	1,496	1,187	1,392	1,649	2,556
Sales and marketing	737	764	818	873	1,053	2,018

Total costs and expenses	68,018	80,533	85,223	97,375	131,411	158,195

Operating income	7,478	8,471	11,194	14,258	23,409	19,139

Net income(2)	$8,344	$9,554	$10,133	$13,069	$21,376	$16,980

Basic earnings per ordinary
share and per ADS(2)	$0.05	$0.05	$0.06	$0.07	$0.12	$0.10
Diluted earnings per ordinary
share and per ADS(2)	$0.05	$0.05	$0.06	$0.07	$0.12	$0.09
Weighted-average number of shares used
in basic and diluted earnings per
share computation (in thousand):
Basic	168,087	174,764	175,660	175,660	176,231	176,854
Diluted	172,757	178,574	180,124	180,464	180,606	180,707

Note: (1) The amount of share-based compensation included in applicable costs and expenses is summarized as follows:

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2004	2004	2005	2005	2005	2005

	(unaudited)
	(in thousands, except per share data)
Cost of revenues	$72	$74	$37	$33	$29	$89
Research and development	1,060	1,084	1,117	1,126	1,060	3,033
General and administrative	178	182	164	166	138	380
Sales and marketing	133	135	205	203	205	628

Total	$1,443	$1,475	$1,523	$1,528	$1,432	$4,130

Note: (2)	Under the ROC Statute for Upgrading Industries, we are exempt from income taxes for income attributable to expanded production capacity or newly developed technologies. If we had not been exempt from paying this income tax, net income and (basic and diluted) earnings per share would have been as follows:

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2004	2004	2005	2005	2005	2005

	(unaudited)
	(in thousands, except per share data)
Net income	$6,071	$7,083	$8,629	$11,236	$18,224	$14,280
Basic earnings per ordinary
share and per ADS	$0.04	$0.04	$0.05	$0.06	$0.10	$0.08
Diluted earnings per ordinary
share and per ADS(2)	$0.04	$0.04	$0.05	$0.06	$0.10	$0.08

Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended Decembe 31,

	2003	2004	2005

		(in thousands)
Net cash provided by (used in) operating activities	$(1,593)	$(8,688)	$12,464
Net cash provided by (used in) investing activities	(28,915)	11,001	(25,363)
Net cash provided by financing activities	30,341	735	14,404
Net increase (decrease) in cash	(167)	3,048	1,509
Cash at beginning of period	2,696	2,529	5,577
Cash at end of period	2,529	5,577	7,086

From our inception, we financed our operations primarily through the issuance of shares in Himax Taiwan. As of December 31, 2005, we had $7.1 million in cash.

Operating Activities. Net cash provided by operating activities for the year ended December 31, 2005 was $12.5 million compared to net cash used in operating activities of $8.7 million for the year ended December 31, 2004. Net cash provided by operating activities increased in 2005 primarily as a result of an increase in operating profit and accounts payable due to the extension of payment terms received from certain vendors, which was partially offset by an increase in accounts receivable. We negotiated an extension of payment terms with two of our main third-party semiconductor manufacturing service providers in order to better balance our cash flows with payment terms that we offer our customers. The increase in accounts receivable was primarily as a result of the significant increase in sales in the second half of 2005 and the extension of payment terms for certain of our customers in the fourth quarter of 2005. Net cash used in operating activities was $8.7 million for the year ended December 31, 2004, an increase of $7.1 million over net cash used in operating activities of $1.6 million for the year ended December 31, 2003. Our net cash used in operating activities increased in 2004 primarily as a result of an increase in inventory of $33.0 million and accounts receivable (including from related parties) of $30.7 million due to increased sales which were offset by increases in accounts payable of $15.7 million. Additionally, in 2003 and 2004 we operated with negative cash flow from operating activities primarily due to high working capital needs characteristic of our industry, which result from a combination of factors, including our rapid growth, the long lead-time required of work-in-process typical in our industry, our need to maintain high levels of inventory to meet our customers' requirements and the difference between accounts receivable and accounts payable. If we continue to experience these factors, we expect that we will operate with negative cash flow from operating activities.

Investing Activities. Net cash used in investing activities in the year ended December 31, 2005 was $25.4 million compared to net cash provided by investing activities of $11.0 million in the year ended December 31, 2004. This change was primarily due to a decrease in net proceeds generated from the purchase and sale of available-for-sale marketable securities of $15.2 million, when compared to the year ended December 31, 2004, an increase in the purchase of property and equipment and a pledge of restricted cash equivalents and marketable securities of $13.7 million. Net cash provided by investing activities for the year ended December 31, 2004 was $11.0 million, an increase of $39.9 million compared to net cash used in investing activities of $28.9 million for the year ended December 31, 2003. This increase was primarily as a result of a $41.0 million increase in the net proceeds generated from the purchase and sale of marketable securities when compared to that of 2003, which was partially offset by an increase in the purchase of property and equipment. Additionally, we currently expect remaining fixed asset purchases to be approximately $27.7 million in 2006, which is significantly higher than in previous years, as a result of the payment of construction costs in connection with our new headquarters in the Tainan LCD-TV Industry Park.

Financing Activities. Net cash provided by financing activities in the year ended December 31, 2005 was $14.4 million compared to net cash provided by financing activities of $0.7 million in the year ended December 31, 2004, primarily due to proceeds received from borrowings of short-term debt and the issuance of Amazion’s shares, which was offset by a distribution of special cash dividends and the repayment of long-term debt. Net cash provided by financing activities for the year ended December 31, 2004 was $0.7 million compared to net cash provided by financing activities of $30.3 million for the year ended December 31, 2003. The substantial decrease in net cash provided by financing activities in 2004 was attributable to the fact that there was no issuance and sale of common shares in 2004 compared with 2003. In 2003, the increases in net cash provided by financing activities were primarily due to proceeds from the sales of our common shares.

Our liquidity could be adversely affected by our obligation to meet certain conditions set by the ROC Investment Commission (including a requirement to make substantial investments in research and development) in connection with its approval for the share exchange as further described below under “-Contractual Obligations.”

Moreover, our liquidity could be negatively impacted by a decrease in demand for our products. Our products are subject to rapid technological change, among other factors, which could result in revenue variability in future periods. Further, we expect to continue increasing our headcount, especially for engineering and sales, to pursue growth opportunities and keep pace with changes in technology. Should demand for our products slow down or fail to grow as expected, our increased headcount would result in sustained losses and reductions in our cash balance. We have at times agreed to extend the payment terms for certain of our customers. Other customers have also requested extension of payment terms and we may grant such requests for extension in the future. The extension of payment terms for our customers could adversely affect our cash flow, liquidity and our operating results.

Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2005:

	Payment Due by Period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(in thousands)
Long and short term debt	$27,363	$27,363	$–	–	–
Operating lease obligations	1,529	1,148	381	–	–
Purchase obligations(1)	94,118	94,118	0	–	–
Other obligations(2)	59,127	27,959	31,168	–	–

Total	$182,137	$150,588	$31,549	–	–

Notes: (1)	Includes obligations for wafer fabrication, raw materials and supplies.
(2)	Includes obligations under a license agreement for the use of certain central processing unit cores and the investment obligations required by the ROC Investment Commission.

In August 2004, we entered into a license agreement for the use of certain central processing unit cores for product development. In accordance with the agreement, we are required to pay a license fee based on the progress of the project development and a royalty based on shipments. The initial license fee of $100,000 is charged to research and development expense in 2004; no fees or royalties were paid in 2005.

In addition, we have begun construction of our new headquarters located in the Tainan LCD-TV Industry Park. The headquarters will house our research and development, engineering, sales and marketing, operations and general administrative staff. Upon completion, the new headquarters is expected to have 21,200 square meters of usable space and occupy 31,800 square meters of land. The land is owned by us. Construction has commenced in the fourth quarter of 2005 and is expected to be completed in the third quarter of 2006. The total costs are estimated to be approximately NT$905.8 million ($27.6 million), of which approximately NT$325.8 million ($9.9 million) is for the land and approximately NT$580 million ($17.7 million) is for the construction costs (which includes architect fees, general contractor fees, building materials, purchases and installation of office equipment and other fixtures). We have already paid for the land purchased and approximately NT$26.1 million ($0.8 million) of the construction costs in 2005. We expect to pay the remainder of the construction costs in 2006. We intend to finance the remaining cost of our new headquarters with a portion of the net proceeds from our initial public offering.

Our current corporate structure was established as a result of a share exchange between us and the former shareholders of Himax Taiwan. The ROC Investment Commission has approved the share exchange, subject to our satisfying the following undertakings we gave in connection with our application seeking approval of the share exchange: Himax Taiwan is required to (1) purchase three hectares of land in connection with the construction of its new headquarters in Tainan, Taiwan; (2) increase the number of Taiwanese employees to 430 employees, 475 employees and 520 employees by the end of 2005, 2006 and 2007, respectively; and (3) invest no less than NT$800 million ($24.4 million), NT$900 million ($27.4 million) and NT$1.0 billion ($30.5 million) for research and development in Taiwan in 2005, 2006 and 2007, respectively. The required research and development expenditure may be satisfied through cash-based compensation but cannot be satisfied through non-cash share-based compensation. Himax Taiwan is required to submit to the ROC Investment Commission its annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of the above-mentioned conditions within four months after the end of each of 2005, 2006 and 2007.

We plan to finance the commitments required under our undertakings to the ROC Investment Commission through a portion of the proceeds from our initial public offering and working capital. We believe that the undertakings under the ROC Investment Commission approval are in line with our business plan. In August 2005, we purchased 3.18 hectares of land for an aggregate purchase price of approximately NT$325.8 million ($9.9 million) in satisfaction of the first condition. As of December 31, 2005, we had satisfied the conditions with respect to the Taiwan employees requirements for 2005 (with 549 Taiwan employees) and had spent approximately NT$1,012 million ($30.9 million) in research and development expenditures.

Although we intend to discharge our undertakings to the ROC Investment Commission, we cannot assure you that we will be able to do so under all circumstances. To the extent that we experience no or negative revenue growth as a result of significant company-specific or industry-wide events, we would be limited in our ability to adjust our headcount and research and development expenditures in response to those events. In this case, these undertakings would restrict our operational flexibility and adversely affect our operating margins and results of operations. See “Item 3.D. Risk Factors-Political, Geographical and Economic Risks - If we failed to satisfy the undertakings we made to the ROC Investment Commission in connection with our application seeking approval of the share exchange, the ROC Investment Commission could take actions against us that would materially and adversely affect our business, financial condition and results of operations and decrease the value of our ADSs.”

Under the ROC Labor Standard Law, we established a defined benefit plan and were required to make monthly contributions to a pension fund in an amount equal to 2% of wages and salaries of our employees. Under the newly effective ROC Labor Pension Act, beginning on July 1, 2005, we are required to make a monthly contribution for employees that elect to participate in the new defined contribution plan of no less than 6% of the employee’s monthly wages, to the employee’s individual pension fund account. Substantially all participants in the defined benefit plan have elected to participate in the new defined contribution plan. Participants’ accumulated benefits under the defined benefit plan are not impacted by their election to change plans. We are required to make contributions to the defined benefit plan until it is fully funded. As a result, our monthly contribution to the pension fund increased to $68,211 in July 2005 compared to $15,646 in June 2005, and we expect to contribute at this increased rate in the future. This increase has not, and is not expected to have, a material effect on our cash flows or results of operations.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for the foreseeable future. We may, however, require additional cash resources due to higher than expected growth in our business or other changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

Off-Balance Sheet Arrangements
As of December 31, 2005, we did not have any off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. Furthermore, as of December 31, 2005, we did not have any interests in variable interest entities.

Inflation
Inflation in Taiwan has not had a material impact on our results of operations in recent years. The rate of inflation (deflation) in Taiwan was -0.1%, 1.6% and 2.3% in 2003, 2004 and 2005, respectively.

Dividends and Dividend Policy
Our dividend policy is to retain most, if not all, of our available funds and any future earnings for use in the operation and growth of our business.

In November 2005, we distributed a special cash dividend to our shareholders in the amount of approximately $13.6 million, or the equivalent of approximately $0.075 per share based on our total shares outstanding as of a certain record date. This dividend was paid to our shareholders in respect of our performance prior to our initial public offering. We decided to pay the dividend in cash instead of shares because our ordinary shares at the time of the dividend payment was not listed on any stock exchange and therefore had limited liquidity. This dividend was approved by our board of directors and was financed through a loan. This special dividend should not be considered representative of the dividends that would be paid in any future periods or our dividend policy.

Our board of directors has full discretion as to whether we will distribute dividends in the future. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant.

Our ability to pay cash or stock dividends will depend upon the amount of distributions, if any, received by us from our direct and indirect subsidiaries, which must comply with the laws and regulations of their respective countries and respective articles of association. Since its inception in June 2001, Himax Taiwan has paid stock dividends in an amount of 13,517,773 shares on September 1, 2003 and 42,976,372 shares on September 20, 2004 with respect to the fiscal years 2002 and 2003, respectively. However, Himax Taiwan has not paid cash dividends in the past. In accordance with ROC laws and regulations and Himax Taiwan’s articles of incorporation, Himax Taiwan is permitted to distribute dividends after allowances have been made for:

  payment of taxes;
  recovery of prior years' deficits, if any;
  legal reserve (in an amount equal to 10% of annual net income after having deducted the above items until such time as its legal reserve equals the amount of its total paid-in capital);
  special reserve based on relevant laws or regulations, or retained earnings, if necessary;
  dividends for preferred shares, if any; and
  cash or stock bonus to employees (in an amount less than 10% of annual net income) and remuneration for directors and supervisor(s) (in an amount less than 2% of the annual net income); after having deducted the above items, based on a resolution of the board of directors; if stock bonuses are paid to employees, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

Furthermore, if Himax Taiwan does not record any net income for any year as determined in accordance with generally accepted accounting principles in Taiwan, it generally may not distribute dividends for that year.

If we are not able to satisfy our undertakings to the ROC Investment Commission, Himax Taiwan may not be able to pay dividends to us, which may adversely affect your ability to receive dividends because we rely on Himax Taiwan and our other subsidiaries for dividend payments, if any, to our shareholders. See “Item 3.D. Risk Factors-Political, Geographical and Economic Risks-If we failed to satisfy the undertakings we made to the ROC Investment Commission in connection with our application seeking approval of the share exchange, the ROC Investment Commission could take actions against us that would materially and adversely affect our business, financial condition and results of operations and decrease the value of our ADSs.”

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

•	Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Himax Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Himax Technologies, Inc. (a Cayman Islands Company) and subsidiaries, as of December 31, 2004 and 2005, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Himax Technologies, Inc. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG Certified Public Accountants

Taipei, Taiwan (the Republic of China)
February 21, 2006

HIMAX TECHNOLOGINES, INC. AND SUBSIDIARIES
•	Consolidated Balance Sheets
December 31, 2004 and 2005

	(in thousands of US dollars)

	December 31,

	2004	2005

Assets
Current assets:
Cash	$5,577	7,086
Marketable securities available-for-sale	7,840	3,989
Restricted cash equivalents and marketable securities	329	14,053
Accounts receivable, less allowance for sales returns and discounts
of $240 and $181 at December 31, 2004 and 2005, respectively	26,860	80,158
Accounts receivable from related parties	39,285	69,688
Inventories	54,092	105,004
Deferred income taxes	5,731	8,965
Prepaid expenses and other current assets	4,700	11,113

Total current assets	144,414	300,056

Property and equipment, net	10,990	24,426
Deferred income taxes	17	151
Intangible assets, net	109	81
Investments in non-marketable securities	1,942	1,813
Refundable deposits	298	712

	13,356	27,183

Total assets	$157,770	327,239

See accompanying notes to consolidated financial statements.	48

HIMAX TECHNOLOGINES, INC. AND SUBSIDIARIES
•	Consolidated Balance Sheets
December 31, 2004 and 2005

	(in thousands of US dollars)

	December 31,

	2004	2005

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt	$–	27,274
Current portion of long-term debt	178	89
Accounts payable	38,649	105,801
Income tax payable	2,773	13,625
Accrued share-based compensation expenses	4,331	–
Other accrued expenses and other current liabilities	6,226	13,995

Total current liabilities	52,157	160,784
Long-term debt, less current portion	89	–

Total liabilities	52,246	160,784

Minority interest	664	624

Stockholders’ equity:
Ordinary share, US$0.0001 par value, 500,000,000 shares authorized;
180,769,265 and 182,088,880 shares issued and outstanding at
December 31, 2004 and 2005, respectively	18	18
Additional paid-in capital	85,508	98,450
Accumulated other comprehensive income	7	36
Retained earnings:
Legal reserve	2,180	2,180
Unappropriated earnings	17,147	65,147

Total stockholders’ equity	104,860	165,831

Commitments and contingencies
Total liabilities and stockholders’ equity	$157,770	327,239

See accompanying notes to consolidated financial statements.	49

HIMAX TECHNOLOGINES, INC. AND SUBSIDIARIES
•	Consolidated Statements of Operations
Years ended December 31, 2003, 2004 and 2005

	(in thousands of US dollars, except per share data)

	Years Ended December 31,

	2003	2004	2005

Revenues
Revenues from third parties, net	$29,050	109,514	217,420
Revenues from related parties, net	102,793	190,759	322,784

	131,843	300,273	540,204

Costs and expenses:
Cost of revenues	100,102	235,973	419,380
Research and development	21,077	24,021	41,278
General and administrative	4,614	4,654	6,784
Sales and marketing	2,669	2,742	4,762

Total costs and expenses	128,462	267,390	472,204

Operating income	3,381	32,883	68,000

Non operating income (loss):
Interest income	17	72	580
Gain on sale of marketable securities, net	123	401	105
Other than temporary impairment loss on investments
in non-marketable securities	–	–	(129)
Foreign exchange gains (losses), net	(759)	847	1,808
Interest expense	(1)	(6)	(125)
Other income, net	1	5	19

	(619)	1,319	2,258

Income before income taxes and minority interest	2,762	34,202	70,258
Income tax (benefit) expense	3,343	(1,771)	8,923

Income (loss) before minority interest	(581)	35,973	61,335
Minority interest net of tax	–	27	223

Net income (loss)	$(581)	36,000	61,558

Basic earnings (loss) per ordinary share	$(0.00)	0.21	0.35

Diluted earnings (loss) per ordinary share	$(0.00)	0.21	0.34

See accompanying notes to consolidated financial statements.	50

HIMAX TECHNOLOGINES, INC. AND SUBSIDIARIES
•	Consolidated Statements of Comprehensive Income (Loss)
Years ended December 31, 2003, 2004 and 2005

	(in thousands of US dollars, except per share data)

	Year Ended December 31,

	2003	2004	2005

Net income (loss)	$(581)	36,000	61,558
Other comprehensive income (loss):
Unrealized gains on securities, not subject to tax:
Unrealized holding gains on available-for-sale marketable
securities arising during the period	181	334	129
Reclassification adjustment for realized gains included
in net income (loss)	(123)	(401)	(105)
Foreign currency translation adjustments, net of tax of $3	–	–	5

Comprehensive income (loss)	$(523)	35,933	61,587

See accompanying notes to consolidated financial statements.	51

HIMAX TECHNOLOGINES, INC. AND SUBSIDIARIES
•	Consolidated Statements of Stockholder’s Equity
Years ended December 31, 2003, 2004 and 2005

	Ordinary share				Retained earnings

	Shares	Amount	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Legal reserve	Unappropriated earnings (accumulated deficit)	Total

Balance at January 1, 2003	108,229	$11	17,246	(358)	16	49	484	17,448

Issuance of ordinary share for cash	58,523	6	29,504	—	—	—	—	29,510
Appropriation of legal reserve	—	—	—	—	—	462	(462)	—
Stock split effected in the form of a stock dividend	—	—	3,974	—	—	—	(3,974)	—
Issuance of ordinary shares as employee bonus	3,490	—	3,997	—	—	—	—	3,997
Purchase of treasury stock	(2,629)	—	—	(558)	—	—	—	(558)
Treasury stock issued to employees	5,572	—	363	916	—	—	—	1,279
Share-based compensation expenses	—	—	1,136	—	—	—	—	1,136
Unrealized holding gain on available-for-sale marketable securities	—	—	—	—	58	—	—	58

Net loss	—	—	—	—	—	—	(581)	(581)

Balance at December 31, 2003	173,185	17	56,220	—	74	511	(4,533)	52,289
Appropriation of legal reserve	—	—	—	—	—	1,669	(1,669)	—
Stock split effected in the form of a stock dividend	—	—	12,651	—	—	—	(12,651)	—
Issuance of ordinary shares as employee bonus	7,584	1	14,829	—	—	—	—	14,830
Share-based compensation expenses	—	—	1,696	—	—	—	—	1,696
Dilution gain from issuance of new subsidiary shares	—	—	112	—	—	—	—	112
Unrealized holding gain on available-for-sale marketable securities	—	—	—	—	(67)	—	—	(67)
Net income	—	—	—	—	—	—	36,000	36,000

Balance at December 31, 2004	180,769	18	85,508	—	7	2,180	17,147	104,860
Declaration of special cash dividends	—	—	—	—	—	—	(13,558)	(13,558)
Issuance of ordinary shares as employee bonus	990	—	8,536	—	—	—	—	8,536
Share-based compensation expenses	330	—	4,184	—	—	—	—	4,184
Dilution gain from issuance of new subsidiary shares	—	—	222	—	—	—	—	222
Unrealized holding gain on available-for-sale marketable securities	—	—	—	—	24	—	—	24
Foreign currency translation adjustments	—	—	—	—	5	—	—	5
Net income	—	—	—	—	—	—	61,558	61,558

Balance at December 31, 2005	182,089	$18	98,450	—	36	2,180	65,147	165,831

See accompanying notes to consolidated financial statements.	52

HIMAX TECHNOLOGINES, INC. AND SUBSIDIARIES
•	Consolidated Statements of Cash Flows
Years ended December 31, 2003, 2004 and 2005

	(in thousands of US dollars)

	Year Ended December 31,

	2003	2004	2005

Cash flows from operating activities:
Net income (loss)	$(581)	36,000	61,558
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,238	2,761	3,613
Share-based compensation expenses	15,966	5,837	8,613
Minority interest, net of tax	–	(27)	(223)
Loss on disposal of property and equipment	–	69	–
Gain on sales of subsidiary shares	–	–	(19)
Gain on sale of marketable securities, net	(123)	(401)	(105)
Impairment loss on investments in non-marketable securities	–	–	129
Deferred income taxes	(37)	(4,986)	(3,371)
Changes in operating assets and liabilities:
Accounts receivable	(6,225)	(14,317)	(53,297)
Accounts receivable from related parties	(22,717)	(16,392)	(30,403)
Inventories	(9,032)	(33,004)	(50,912)
Prepaid expenses and other current assets	(960)	(3,296)	(6,413)
Accounts payable	17,098	15,748	67,152
Income tax payable	2,487	(761)	10,852
Other accrued expenses and other current liabilities	1,293	4,081	5,290

Net cash provided by (used in) operating activities	(1,593)	(8,688)	12,464

Cash flows from investing activities:
Purchase of land, property and equipment	(5,026)	(8,046)	(14,733)
Purchase of intangible assets	(140)	–	–
Purchase of available-for-sale marketable securities	(47,044)	(47,163)	(38,048)
Sales and maturities of available-for-sale marketable securities	25,180	66,312	42,028
Purchase of investments in non-marketable securities	(1,813)	–	–
Proceeds from sale of subsidiary shares by Himax
Technologies Limited	–	–	51
Purchase of subsidiary shares from minority interest	–	–	(523)
Increase in refundable deposits	(77)	(137)	(414)
Release (pledge) of restricted cash equivalents and
marketable securities	5	35	(13,724)

Net cash provided by (used in) investing activities	(28,915)	11,001	(25,363)

See accompanying notes to consolidated financial statements.	53

HIMAX TECHNOLOGINES, INC. AND SUBSIDIARIES
•	Consolidated Statements of Cash Flows-continued
Years ended December 31, 2003, 2004 and 2005

	(in thousands of US dollars)

	Year Ended December 31,

	2003	2004	2005

Cash flows from financing activities:
Distribution of special cash dividends	$–	–	(13,558)
Proceeds from issuance of ordinary shares	29,510	–	–
Proceeds from issuance of new shares by subsidiaries	–	803	866
Purchase of treasury stock	(558)	–	–
Proceeds from issuance of treasury stock to employees	1,279	–	–
Proceeds from borrowing of short-term debt	–	–	27,274
Proceeds from borrowing of long-term debt	110	–	–
Repayment of long-term debt	–	(68)	(178)

Net cash provided by financing activities	30,341	735	14,404

Effect of exchange rate changes on cash	–	–	4
Net increase (decrease) in cash	(167)	3,048	1,509
Cash at beginning of period	2,696	2,529	5,577

Cash at end of period	$2,529	5,577	7,086

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$1	6	125

Income taxes	$920	3,867	1,130

Supplemental disclosure of non-cash investing and
financing activities:
Payable for purchase of equipment and construction
in progress	$(40)	(71)	(2,285)

See accompanying notes to consolidated financial statements.	54

HIMAX TECHNOLOGINES, INC. AND SUBSIDIARIES
•	Notes to Consolidated Financial Statements
December 31, 2003, 2004 and 2005

Note 1. Background, Principal Activities and Basis of Presentation

Background
Himax Technologies Limited (“Himax Taiwan”) was incorporated on June 12, 2001. On April 26, 2005, Himax Technologies, Inc. was established as a new holding company in the Cayman Islands to hold the shares of Himax Taiwan in connection with the reorganization and share exchange described below.

On June 10, 2005, Himax Taiwan’s shareholders resolved the exchange of shares between Himax Taiwan and Himax Technologies, Inc. (the “Company”) pursuant to Republic of China (ROC) Business Mergers and Acquisitions Law. Upon obtaining all necessary approvals from ROC authorities, the share exchange became effective on October 14, 2005, whereby all issued and outstanding common shares of Himax Taiwan were exchanged with Himax Technologies, Inc.’s new shares at a 1:1 ratio. The approval of the ROC Investment Commission is conditioned upon the satisfaction of certain undertakings the Company made to the ROC Investment Commission, including undertakings relating to the Company’s plans to expand its investment in the ROC as well as undertakings to submit certain documentation after the effectiveness of the share exchange. Many of these undertakings are prospective, on-going obligations and have yet to be satisfied to date. Refer to Note 21 ( j ) for further details. Upon completion of the share exchange, Himax Taiwan became Himax Technologies, Inc.’s directly and wholly-owned subsidiary.

Principal Activities
Himax Technologies, Inc. and subsidiaries (collectively, the Company) designs, develops and markets semiconductors that are critical components of flat panel displays through Himax Taiwan and its subsidiaries. The Company’s principal products are display drivers for large-sized thin film transistor liquid crystal displays (TFT-LCD) panels, which are used in desktop monitors, notebook computers and LCD TVs and display drivers for small- and medium-sized TFT-LCD panels which are used in mobile handset, personal digital assistants, mobile gaming devices, digital cameras and camcorders. The Company has expanded its product offering to include other semiconductors for digital TVs such as video processors and tuners, as well as liquid crystal on silicon (LCOS) products. The Company's customers are TFT-LCD panel manufacturers, mobile device module manufacturers and TV manufacturers.

Basis of Presentation
The accompanying consolidated financial statements include the accounts of Himax Technologies, Inc. and its subsidiaries as if the Company had been in existence for all periods presented. As a result of the above-mentioned share exchange, all of the outstanding ordinary shares of Himax Technologies, Inc. are owned by former shareholders of Himax Taiwan. This transaction is a change in legal organization for which no change in accounting basis is appropriate. Therefore, in presenting the consolidated financial statements of the Company, the assets and liabilities, revenues and expenses of Himax Taiwan and its subsidiaries are included at their historical amounts for all periods presented.

The accompanying consolidated financial statements of the Company have been prepared in conformity with US generally accepted accounting principles (“US GAAP”).

Note 2. Summary of Significant Accounting Policies

(a)	Principles of Consolidation
The consolidated financial statements include the accounts and operations of the Himax Technologies, Inc., Himax Taiwan and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of property, equipment and intangible assets, valuation allowances for receivables and deferred income tax assets, inventory realizable values, potential impairment of marketable securities and other equity investments, valuation of derivative financial instruments and share- based compensation, and valuation of assets and obligations related to employee retirement benefits. Actual results could differ from those estimates.

(c)	Stock Split and Stock Dividends
On July 18, 2002, Himax Taiwan’s stockholders approved a stock split pursuant to which it issued 17,468,400 shares of common stock to the then holders of its outstanding shares of common stock.

On June 27, 2003, Himax Taiwan’s stockholders approved stock dividends at par value per share of NT$2.16 pursuant to which it issued 13,517,773 shares of common stock to the then holders of its outstanding shares of common stock.

On September 30, 2004, Himax Taiwan’s stockholders approved stock dividends at par value per share of NT$3.63 and a stock split, pursuant to which it issued 42,976,372 shares and 11,837,166 shares of common stock to the then holders of its outstanding shares of common stock.

These transactions resulted in increases of 39.75%, 21.64% and 46.31% of the then outstanding common shares for 2002, 2003 and 2004, respectively, which are accounted for as either stock split or a stock split effected in the form of a dividend. However, retained earnings were charged for the stock splits effected in the form of a dividend to comply with Taiwanese legal requirements. All references in the consolidated financial statements and notes to the number of shares outstanding, per share amounts and stock option data of the Company's common stock have been retroactively adjusted to reflect the effect of these stock splits for all periods presented.

(d)	Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company had no cash equivalents at December 31, 2004. As of December 31, 2005, the Company had $13,600 thousand of cash equivalents consisting of U.S. dollar denominated time deposits with an original maturity of two months, which had been pledged as collateral on short-term debt and is recorded as restricted cash equivalents on the consolidated balance sheets.

(e)	Marketable Securities
As of December 31, 2004 and 2005, all of the Company’s investments in debt and marketable equity securities are classified as available-for-sale securities and are reported at fair value with changes in fair value, net of related taxes, excluded from earnings and reported in other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Declines in market value are charged against earnings at the time that a decline has been determined to be other than temporary, which is based primarily on the financial condition of the issuer and the extent and length of time of the decline.

The cost of the securities sold is computed based on the moving average cost of each security held at the time of sale.

At December 31, 2004 and 2005, the Company had $329 thousand and $453 thousand, respectively, of restricted marketable securities, consisting of time deposits with an original maturity of more than three months, which had been pledged as collateral for long-term debt or custom duty.

(f)	Inventories
Inventories primarily consist of raw materials, work-in-process and finished goods awaiting final assembly and test, and are stated at the lower of cost or market value. Cost is determined using the weighted-average method. For work-in-process and manufactured inventories, cost consists of the cost of raw materials (primarily fabricated wafer and processed tape), direct labor and an appropriate proportion of production overheads. The Company also writes down excess and obsolete inventory to its estimated market value based upon estimations about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional future inventory write-down may be required that could adversely affect the Company's operating results. Once written down, inventories are carried at this lower amount until sold or scrapped. If actual market conditions are more favorable, the Company may have higher operating income when such products are sold. Sales to date of such products have not had a significant impact on the Company’s operating income.

(g)	Investments in Non-Marketable Securities
Non-marketable equity securities in which the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost. Dividends, if any, are recognized into earnings when received.

An impairment of an investment in non-marketable securities that is deemed to be other-than-temporary results in a reduction in its carrying amount to its estimated fair value. The resulting impairment loss is charged to earnings at that time. To determine whether an impairment is other-than-temporary, the Company primarily considers the financial condition of the investee, reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to period end and forecasted performance of the investee.

(h)	Property and Equipment
Property and equipment consists primarily of land purchased in August 2005 in connection with the construction of the Company’s new headquarters, and machinery and equipment used in the design and development of products, and is stated at cost. Depreciation on machinery and equipment commences when the asset is ready for its intended use and is calculated on the straight-line method over the estimated useful lives of the assets, generally three to six years. Leasehold improvements are amortized on a straight line basis over the shorter of the lease term or the estimated useful life of the asset. Software is amortized on a straight line basis over estimated useful lives ranging from two to four years. Depreciation of buildings has not commenced as the headquarters is under construction and not yet ready for its intended use.

(i)	Intangible Assets
The Company’s acquired technology is recorded at acquisition cost and amortized over its estimated useful life of five years on a straight-line basis.

(j)	Derivative Financial Instruments
All derivative financial instruments are recognized as either assets or liabilities and are reported at fair value at each balance sheet date. As none of the derivative financial instruments qualify for hedge accounting, changes in the fair value of derivative financial instruments are recognized in earnings and are included in other income (expense) in the accompanying consolidated statements of operations.

(k)	Impairment of Long-Lived Assets
The Company's long-lived assets, which consist of property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated. If the carrying amount of an asset exceeds such estimated cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its estimated fair value. The Company generally determines fair value based on the estimated discounted future cash flows expected to be generated by the asset.

(l)	Revenue Recognition

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection is reasonably assured. For all sales, the Company uses a binding purchase order as evidence of an arrangement. The Company considers delivery to occur upon shipment provided title and risk of loss has passed to the customer based on the shipping terms, which is generally when the product is shipped to the customer from the Company’s facilities or the outsourced assembly and testing house.

The Company records a reduction to revenue and accounts receivable by establishing a sales discount and return allowance for estimated sales discounts and product returns at the time revenue is recognized based primarily on historical discount and return rates. However, if sales discount and product returns for a particular fiscal period exceed historical rates, the Company may determine that additional sales discount and return allowances are required to properly reflect the Company's estimated remaining exposure for sales discounts and product returns.

(m)	Product Warranty
Under the Company’s standard terms and conditions of sale, products sold are subject to a limited product quality warranty. The standard limited warranty period is 60 days. The Company may receive warranty claims outside the scope of the standard terms and conditions. The Company provides for the estimated cost of product warranties at the time revenue is recognized based primarily on historical experience and any specifically identified quality issues.

(n)	Research and Development and Advertising Costs
The Company’s research and development and advertising expenditures are charged to expense as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005, were $67 thousand, $78 thousand and $29 thousand, respectively.

The Company recognizes government grants to fund research and development expenditures as a reduction of research and development expense in the accompanying consolidated statements of operations based on the percentage of actual qualifying expenditures incurred to date to the most recent estimate of total expenditures which they are intended to compensate.

(o)	Employee Retirement Plan
The Company has established an employee noncontributory defined benefit retirement plan (the “Defined Benefit Plan”) covering full-time employees in the ROC. Retirement benefits are based on years of service and the average salary for the six-month period before the employee’s retirement.

The measurement of pension costs and liabilities is determined in accordance with SFAS No. 87, Employees’ Accounting for Pension, or SFAS No. 87. Under SFAS No. 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. The rate of increase in compensation levels is determined based on the historical rate of increase in salaries.

The Company has adopted a defined contribution plan (the “Defined Contribution Plan”) covering full-time employees in the ROC beginning July 1, 2005 pursuant to ROC Labor Pension Act. Pension costs for a period is determined based on the contribution called for in that period. Substantially all participants in the Defined Benefit Plan have been provided the option of continuing to participate in the Defined Benefit Plan, or to participate in the Defined Contribution Plan on a prospective basis from July 1, 2005. Accumulated benefits attributed to participants that elect to change plans are not impacted by their election.

(p)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

(q)	Foreign Currency Translation
The functional currency for the Company’s operations is the United States dollar. Accordingly, the assets and liabilities of a subsidiary whose functional currency is other than the United States dollar are included in the consolidation by translating the assets and liabilities into the reporting currency (the United States dollar) at the exchange rates applicable at the end of the reporting period. Equity accounts are translated at historical rates. The statements of operations and cash flows are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of stockholders’ equity in accumulated other comprehensive income (loss). Foreign currency denominated monetary assets and liabilities are remeasured into United States dollars at end-of-period exchange rates. Non-monetary assets and liabilities, including inventories, prepaid expenses and other current assets, property and equipment, other assets and equity, are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period. Gains or losses from foreign currency remeasurement are included in other income (loss) in the accompanying consolidated statements of operations.

(r)	Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of ordinary and diluted ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of nonvested shares and unvested treasury stock issued to employees that are contingently returnable until lapse of the requisite service period and ordinary shares that are contingently issuable upon the vesting of unvested restricted share units (RSUs) granted to employees and independent directors.

Basic and diluted earning (loss) per ordinary share have been calculated as follows:

	Year December 31,

	2003	2004	2005

Net income (loss) (in thousands)	$(581)	36,000	61,558

Denominator for basic earnings (loss) per share:
Weighted average number of ordinary shares outstanding
(in thousands)	116,617	169,320	176,105

Basic earnings (loss) per share	$(0.00)	0.21	0.35

Contingently returnable nonvested shares and unvested treasury stock issued to employees and contingently issuable ordinary shares underlying the unvested RSUs granted to employees and independent directors are included in the calculation of diluted earnings (loss) per share based on treasury stock method. In 2003, 3,698 thousand ordinary equivalent shares were excluded from the diluted earnings (loss) per ordinary share computation as their effect would be anti-dilutive.

	Year December 31,

	2003	2004	2005

Net income (loss) (in thousands)	$(581)	36,000	61,558

Denominator for diluted earnings (loss) per share:
Weighted average number of ordinary shares outstanding
(in thousands)	116,617	169,320	176,105
Nonvested ordinary shares and RSUs (in thousands)	–	3,978	4,554

	116,617	173,298	180,659

Diluted earnings (loss) per share	$(0.00)	0.21	0.34

(s)	Share-Based Compensation
The Company has applied SFAS No.123 (revised 2004), Share-Based Payment, from its incorporation in June 2001 for its share-based compensation plan. The cost of employee services received in exchange for share-based compensation is measured based on the grant-date fair value of the share-based instruments issued. The cost of employee services is equal to the grant-date fair value of shares issued to employees and is recognized in earnings over the service period. Compensation cost also considers the number of awards management believes will eventually vest. As a result, compensation cost is reduced by the estimated forfeitures. The estimate is adjusted each period to reflect the current estimate of forfeitures, and finally, the actual number of awards that vest.

(t)	Sale of Newly Issued Subsidiary Shares
A gain resulting from the issuance of shares by a subsidiary to a third-party that reduces the Company’s percentage ownership ("dilution gain") is recognized as additional paid in capital in the Company's consolidated statement of stockholders’ equity. For the year ended December 31, 2004, the Company recognized a dilution gain of $112 thousand resulting from the issuance to third parties of new shares (representing a 5.39% interest) by Himax Display, Inc. (“Himax Display” a consolidated subsidiary) for cash proceeds of $803 thousand. For the year ended December 31, 2005, the Company recognized a dilution gain of $170 thousand and $52 thousand, respectively, resulting from the issuance to third parties of new shares (representing a 20.73% interest) and the issuance to employees of nonvested shares (representing a 6.60% interest) by Amazion Electronics Inc. (“Amazion,” a consolidated subsidiary) for cash proceeds of $866 thousand and for employees’ future service with a fair value of $392 thousand, respectively.

(u)	Recently Issued Accounting Pronouncements
In March 2004, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 03-1, or EITF 03- 1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF 03-1 provides guidance for identifying impaired investments and new disclosure requirements for investments that are deemed to be temporarily impaired. On September 30, 2004, the FASB issued a final staff position EITF Issue 03-1-1 that delays indefinitely the effective date for the measurement and recognition guidance included in paragraphs 10 through 20 of EITF 03-1. The guidance in paragraph 10 through 20 of EITF 03-1 has been replaced by guidance in FASB Staff Position (FSP) FAS 115- 1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments issued by FASB in November 2005. Quantitative and qualitative disclosures required by EITF 03-1 remain effective for fiscal 2005. The Company has adopted the disclosure requirements of EITF 03-01.

FSP FAS 115-1 and FAS 124-1 amend EITF 03-1 and address when an investment is considered impaired and whether that impairment is other-than-temporary, and also measure an impairment loss. The FSP also addresses the accounting after an entity recognizes an other-than-temporary impairment, and requires certain disclosures about unrealized losses that the entity did not recognize as other-than-temporary impairments. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this FSP will have a material impact on its consolidated financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS No. 151. SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. The provision of SFAS No. 151 shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the initial adoption of SFAS No. 151 to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transaction, or SFAS No. 153. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The Company does not currently plan any such nonmonetary transactions and therefore does not expect the adoption of SFAS No. 153 to have a material impact on its consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, or FIN 47. FIN 47 clarifies that an entity must record a liability for a “conditional” asset retirement obligation if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by this interpretation are those for which an entity has a legal obligation to perform; however, the timing and/or method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to estimate reasonably the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The initial adoption of FIN 47 did not have an impact on the Company’s financial condition and consolidated statement of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS No. 154. SFAS No. 154 replaces APB No. 20 and SFAS No. 3 and requires retrospective application to a prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 is effective for accounting changes and corrections of errors in fiscal years beginning after December 15, 2005. The Company does not currently plan to undertake any voluntary changes in accounting principle and therefore does not expect the adoption of SFAS No. 154 to have a material impact on its consolidated financial position, results of operations or cash flows.

In September, 2005, the FASB approved the consensus reached on the Emerging Issues Task Force Issue No. 04-13, or EITF 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance for circumstances under which two or more transactions involving inventory with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and whether there are circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 is effective for new arrangements entered into in reporting period beginning after March 15, 2006. The Company does not expect the adoption of EITF 04-013 to have a material impact on its consolidated financial position, results of operations or cash flows.

Note 3. Marketable Securities

Following is a summary of marketable securities as of December 31, 2004 and 2005:

	December 31, 2004

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

	(in thousands)
Time deposit with original maturities
more than three months	$777	–	–	777
Open-ended bond fund	7,056	7	–	7,063

Total	$7,833	7	–	7,840

	December 31, 2005

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value

	(in thousands)
Time deposit with original maturities
more than three months	$152	–	–	152
Open-ended bond fund	3,804	33	–	3,837

Total	$3,956	33	–	3,989

The Company’s portfolio of available for sale marketable securities by contractual maturity as of December 31, 2004 and 2005 is as follows:

	December 31,

	2004	2005

	(in thousands)
Due in one year or less	$7,735	3,989
Due after one year	105	–

	$7,840	3,989

Information on sales of available for sale marketable securities for the years ended December 31, 2003, 2004 and 2005 is summarized below.

Period	Proceeds from sales	Gross realized gains	Gross realized losses

	(in thousands)
Year ended December 31, 2003	$25,180	123	–
Year ended December 31, 2004	$66,312	401	–
Year ended December 31, 2005	$42,028	105	–

Note 4. Allowance for Sales Returns and Discounts

The activity in the allowance for sales returns and discounts for the years ended December 31, 2003, 2004 and 2005 follows:

Period	Balance at beginning of period	Addition	Amounts utilized	Balance at end of period

	(in thousands)
For the year ended December 31, 2003	$–	117	(89)	28
For the year ended December 31, 2004	$28	1,022	(810)	240
For the year ended December 31, 2005	$240	398	(457)	181

Note 5. Inventories

As of December 31, 2004 and 2005, inventories consisted of the following:

	December 31,

	2004	2005

	(in thousands)
Merchandise	$357	38
Finished goods	23,010	32,192
Work in process	22,716	51,769
Raw materials	7,951	20,877
Supplies	58	128

	$54,092	105,004

Note 6. Intangible Asset

The gross carrying amount of the Company’s acquired technology was $140 thousand at December 31, 2004 and 2005. The related accumulated amortization was $31 thousand and $59 thousand at December 31, 2004 and 2005, respectively.

Amortization expense for the years ended December 31, 2003, 2004 and 2005, was $3 thousand, $28 thousand and $28 thousand, respectively. Future amortization expense for the net carrying amount of this intangible asset at December 31, 2005 is estimated also to be $28 thousand in 2006 and 2007, and $25 thousand in 2008.

Note 7. Property and Equipment

	December 31,

	2004	2005

	(in thousands)
Land	$–	10,160
Machinery	4,711	6,184
Research and development equipment	3,138	5,464
Software	2,869	3,590
Office furniture and equipment	898	1,534
Others	2,898	3,474

	14,514	30,406
Accumulated depreciation and amortization	(3,981)	(7,566)
Prepayment for purchases of equipment and software	457	798
Construction of buildings in progress	–	788

	$10,990	24,426

Depreciation and amortization of these assets for 2003, 2004 and 2005, was $1,235 thousand, $2,733 thousand and $3,585 thousand, respectively.

Note 8. Investments in Non-marketable Securities

Following is a summary of such investments as of December 31, 2004 and 2005:

	December 31,

	2004	2005

	(in thousands)
Jemitek Electronic Corp	$313	313
Lightmaster System Inc	1,500	1,500
Integrated Microdisplays Limited	129	–

	$1,942	1,813

In 2005, the Company considered its investment in equity of Integrated Microdisplays Limited to be other than temporarily impaired due to a significant operating deficit. The carrying amount of $129 thousand was fully written off with an impairment loss recognized in other non-operating loss in the accompanying consolidated statements of operations.

Note 9. Prepaid Expenses and Other Current Assets

	December 31,

	2004	2005

	(in thousands)
Refundable business tax	$2,599	7,953
Fair value of foreign currency forward contract	448	250
Prepaid rental, software maintenance fee and others	1,653	2,910

	$4,700	11,113

Note 10. Other Accrued Expenses and Other Current Liabilities

	December 31,

	2004	2005

	(in thousands)
Accrued payroll, pension and related expenses	$1,342	2,855
Accrued commission	799	2,534
Accrued warranty costs	507	545
Accrued mask and mold fees	1,469	3,039
Payable for purchases of equipment	186	2,471
Accrued insurance, welfare expenses, etc.	1,923	2,551

	$6,226	13,995

The movement in accrued warranty costs for the years ended December 31, 2003, 2004 and 2005, is as follows:

Period	Balance at beginning of period	Addition	Amounts utilized	Balance at end of period

	(in thousands)
For the year ended December 31, 2003	$–	2	2	–
For the year ended December 31, 2004	$–	960	(453)	507
For the year ended December 31, 2005	$507	1,415	(1,377)	545

Note 11. Short-Term Debt

Short-term debt borrowed in 2005 are bank loans used to finance the payment of a special cash dividend that the Company distributed to its shareholders of record as of November 2, 2005 and to support the working capital requirements for general corporate purposes.

As of December 31, 2005, short-term debt consisted of a $13,600 thousand loan, denominated in US dollars, and which has a maturity date that has been extended to May 2, 2006. The remaining balance of short-term debt of approximately $13,674 thousand, is comprised of three separate loans in the amounts of NT$250,000 thousand ($7,596 thousand), NT$40,000 thousand ($1,216 thousand) and NT$160,000 thousand ($4,862 thousand), all of which are denominated in New Taiwan dollars and which have maturity dates that have been extended to March 26, 2006, March 26, 2006 and March 27, 2006, respectively.

As of December 31, 2004 and 2005, unused credit lines amounted to $37,676 thousand and $26,727 thousand, respectively.

Interest rates per annum on short-term debt outstanding as of December 31, 2005 ranged from 1.70% to 4.61% . Cash equivalents in the form of time deposits of $13,600 thousand are held as collateral for certain short-term debt at December 31, 2005.

Note 12. Government Grant and Long-Term Debt

The Company entered into several contracts with Industrial Development Bureau of Ministry of Economic Affairs (IDB of MOEA), Department of Industrial Technology of Ministry of Economic Affairs (DOIT of MOEA) and the Administrative Bureau of Science-Based Industrial Park (SBIP) during 2001, 2002, 2003 and 2004 for the development of certain new leading products or technologies. Details of these contracts are summarized below:

Authority	Total Grant	Execution Period	Product Description

(in thousands)
IDB of MOEA	NT$ 5,940 (US$171)	January 2002 to June 2003	LCOS development
IDB of MOEA	22,700 (US$654)	September 2003 to February 2005	Mobile phone TFT driver IC
SBIP	3,800 (US$112)	October 2004 to July 2005	Application of LCOS
DOIT of MOEA	19,500 (US$610)	December 2004 to November 2005	Multimedia high definition TV SOC

The LCOS development contract above was jointly entered into by the Company and Chi Mei Optoelectronics Corp. (CMO) with IDB of MOEA, which offers a grant with maximum amount of $340 thousand, in which the Company and CMO each are entitled to one half of the grant.

Government grants recognized by the Company as a reduction of research and development expense in the accompanying consolidated statements of operations in 2003, 2004 and 2005 were $52 thousand, $556 thousand and $381 thousand, respectively.

In 2002, IDB of MOEA provided an interest free loan of $335 thousand to the Company. The loan is to be repaid in eight equal quarterly installments starting from July 1, 2004. Furthermore, the Company is required to pay a return fee equal to 2% of the sales of certain developed products with a ceiling at 30% of the interest free loan within three years commencing from the sales of the project product. In 2004, a return fee of $0.45 thousand was accrued and recognized as a reduction of sales in the accompanying consolidated statements of operations. No return fee occurred in 2005.

As of December 31, 2005, all of the long-term debt will become due during 2006.

As of December 31, 2004 and 2005, time deposits pledged to bank for repayment guarantee of the above-mentioned matching fund amounted to $267 thousand and $361 thousand, respectively.

Note 13. Retirement Plan

The Company established the Defined Benefit Plan covering full-time employees in the ROC. In accordance with the Defined Benefit Plan, employees are eligible for retirement or are required to retire after meeting certain age or service requirements. Retirement benefits are based on years of service and the average salary for the six-month period before the employee's retirement. Each employee earns two months of salary for each of the first fifteen years of service, and one month of salary for each year of service thereafter. The maximum retirement benefit is 45 months of salary. Retirement benefits are paid to eligible participants on a lump-sum basis upon retirement.

Defined Benefit Plan assets consist entirely of a Pension Fund (the “Fund”) denominated solely in cash, as mandated by ROC Labor Standard Law. The Company contributes an amount equal to 2% of wages and salaries paid every month to the Fund (required by law). The Fund is administered by a pension fund monitoring committee (the “Committee”) and is deposited in the Committee’s name in the Central Trust of China.

Beginning July 1, 2005, pursuant to the newly effective ROC Labor Pension Act, the Company is required to make a monthly contribution for full-time employees in the ROC that elected to participate in the Defined Contribution Plan at a rate no less than 6% of the employee’s monthly wages to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance. Expense recognized in 2005, based on the contribution called for was $356 thousand.

Substantially all participants in the Defined Benefit Plan had elected to participate in the Defined Contribution Plan. The transfer of participants to the Defined Contribution Plan did not have a material effect on the Company’s financial position or results of operations. Participants’ accumulated benefits under the Defined Benefit Plan were not impacted by their election to change plans and their seniority remains regulated by the ROC Labor Standard Law, such as the retirement criteria and the amount payable. The Company is required to make contributions to the Defined Benefit Plan until it is fully funded. Pursuant to relevant regulatory requirements, the Company expects to make a cash contribution of $189 thousand to its pension fund maintained with the Central Trust of China and $733 thousand to the employees’ individual pension fund accounts at the ROC Bureau of Labor Insurance in 2006.

The Company uses a measurement date of December 31, for the Defined Benefit Plan. The changes in projected benefit obligation, plan assets and details of the funded status of the Plan are as follows:

	December 31,

	2004	2005

	(in thousands)
Change in projected benefit obligation:
Benefit obligation at beginning of year	$208	414
Service cost	170	150
Interest cost	6	13
Actuarial loss	30	45

Benefit obligation at end of year	$414	622

Change in plan assets
Fair value at beginning of year	$103	215
Actual return on plan assets	2	4
Employer contribution	110	195

Fair value at end of year	$215	414

Funded status	$(199)	(208)
Unrecognized net actuarial loss	170	206

Accrued pension liabilities	$(29)	(2)

The accumulated benefit obligation for the Defined Benefit Plan was $168 thousand and $288 thousand at December 31, 2004 and 2005, respectively.

As of December 31, 2004 and 2005, no employee was eligible for retirement or was required to retire.

For the years ended December 31, 2003, 2004 and 2005, the net periodic pension cost consisted of the following:

	December 31,

	2003	2004	2005

	(in thousands)
Service cost	$40	170	150
Interest cost	2	5	13
Expected return on plan assets	(2)	(3)	(6)
Net amortization and deferral	–	6	6

Net periodic pension cost	$40	178	163

The weighted-average assumptions used in computing the benefit obligation are as follows:

	Year Ended December 31,

		2004		2005

	2003	Himax Taiwan	Himax Display & Amazion	Himax Taiwan	Himax Display & Amazion

Discount rate	2.50%	3.00%	3.00%	3.50%	3.50%
Rate of increase in compensation levels	4.00%	4.00%	1.00%	4.00%	3.00%

For the years ended December 31, 2003, 2004 and 2005, the weighted average assumptions used in computing net periodic benefit cost are as follows:

	Year Ended December 31,

		2004		2005

	2003	Himax Taiwan	Himax Display & Amazion	Himax Taiwan	Himax Display & Amazion
	2003	Taiwan	& Amazion	Taiwan	& Amazion

Discount rate	4.00%	2.50%	3.00%	3.50%	3.50%
Rate of increase in compensation levels	3.00%	4.00%	1.00%	4.00%	3.00%
Expected long-term rate of return on pension assets	4.00%	2.50%	3.00%	3.50%	3.50%

The Company determines the expected long-term rate of return on plan assets based on the yields of twenty year ROC central government bonds and the historical long-term rate of return on the above mentioned Fund mandated by the ROC Labor Standard Law.

Benefits payments to be paid during the next ten years are estimated as follows:

Amount

(in thousands)
2006	$–
2007	–
2008	–
2009	–
2010	–
2011 - 2015	63

Note 14. Share-Based Compensation

The amount of share-based compensation expenses included in applicable costs of sales and expense categories is summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Cost of revenues	$827	291	188
Research and development	11,666	4,288	6,336
General and administrative	2,124	721	848
Sales and marketing	1,349	537	1,241

	$15,966	5,837	8,613

(a)	Employee stock bonuses
Through December 31, 2003, employees were entitled to bonuses in cash, shares, or a combination of both, based on annual distributable earnings defined in Himax Taiwan’s articles of incorporation, subject to certain annual limits. Sales of these shares are subject to restrictions. Employees were permitted to sell 50%, 25% and 25% of their bonus shares immediately, after a one year and after a two year period, respectively. If an employee leaves Himax Taiwan within one year after the share issuance date, the employee is not permitted to sell the remaining 50% of the shares until two years after the date of grant. If the employee violates specific provisions stipulated in the employment contract, the shares are forfeited.

Employee bonuses are accrued and recognized as compensation expense in the period services are provided. Bonuses are determined based on ROC generally accepted accounting principles (“ROC GAAP”) financial results and are subject to shareholder approval. The difference between estimated bonuses and actual amounts paid, either in cash or through common shares issuance, is charged to earnings upon shareholder approval such bonuses. Amounts charged for share issuances are based upon the estimated fair value of such shares at the date of shareholder approval. The shares through December 31, 2003 have been valued retrospectively since no valuation was performed when the shares were granted and Himax Taiwan’s shares were not publicly traded. Management was primarily responsible for estimating the fair value of Himax Taiwan’s shares. When estimating fair value, management considered a number of factors, including in some cases retrospective valuations from the independent third-party valuer.

The share valuation methodologies included the net asset approach and the market comparable approach using four multiples: average price/earnings; enterprise value/sales; enterprise value/earnings before interest and tax; enterprise value/ earnings before interest, tax, depreciation and amortization.

The estimated fair value per share of employee stock bonuses on the date of shareholder approval was determined to be NT$39.44 (US$1.145) and NT$67.13 (US$1.955) in 2003 and 2004, respectively. These employee bonus shares were issued in relation to employee services provided in 2001, 2002 and 2003, respectively.

On June 27, 2003 and June 30, 2004, Himax Taiwan’s shareholders approved the issuance of 3,490,121 shares and 7,584,065 shares, respectively, as employee bonuses.

The allocation of compensation expenses from the employee stock bonuses is summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Cost of revenues	$787	–	–
Research and development	10,905	–	–
General and administrative	1,933	–	–
Sales and marketing	1,205	–	–

	$14,830	–	–

(b)	Employee Annual Bonus Plan

In June 2005, Himax Taiwan discontinued the above-mentioned employee stock bonus program with effect from December 31, 2004. Due to a history of paying bonus based on annual operating results, the Company’s employees have developed an expectation of receiving a bonus of some form. In order to meet such expectation and to retain and motivate employees, management communicated to all employees that they would receive a competitive bonus for services rendered beginning in 2004 and up to the effectiveness of a long-term incentive plan which was expected to be adopted after the completion of the share exchange referred to in Note 1 and approval of the Company’s shareholders.

Based on a compensation package analysis with the Company’s primary domestic competitors, an annual bonus on top of the cash compensation was accrued. The revised bonus plan allows the bonus to be paid in cash or shares. If a cash payment is not made, the shares given will have the same value as the cash award. Employee compensation expense of $4,141 thousand was accrued in 2004 relating to such bonus plan.

In order to settle the above mentioned accrued bonus payable, on December 27, 2005, pursuant to the authorization of the Company’s shareholders and the delegation by the Company's board of directors, the Company’s compensation committee approved a grant of 990,220 RSUs to employees for their service provided in 2004 and the ten months ended October 31, 2005. All RSUs granted to employees as a bonus vested immediately on the grant date.

The amount of compensation expense from the annual bonus plan was determined based on the estimated fair value of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share.

The allocation of compensation expenses from the annual bonus plan is summarized as follows:

	2003	2004	2005

	(in thousands)
Cost of revenues	$–	220	98
Research and development	–	3,045	3,215
General and administrative	–	540	454
Sales and marketing	–	336	628

	$–	4,141	4,395

(c)	Long-Term Incentive Plan

On October 25, 2005, the Company’s shareholders approved a long-term incentive plan. The plan permits the grants of options or RSUs to the Company’s employees, directors and service providers where each unit of RSU represents one ordinary share of the Company.

On December 27, 2005, the Company’s compensation committee made grants of 1,297,564 RSUs and 20,000 RSUs to its employees and independent directors, respectively. The vesting schedule for the RSUs granted to employees is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of September 30, 2006, 2007 and 2008, subject to certain forfeiture events. The vesting schedule for the RSUs granted to independent directors is as follows: 25% of the RSU grant vested immediately on the grant date, and a subsequent 25% will vest on each of June 30, 2006, 2007 and 2008, subject to certain forfeiture events.

The amount of compensation expense from the long-term incentive plan was determined based on the estimated fair value of the ordinary shares underlying the RSUs granted on the date of grant, which was $8.62 per share.

Management is primarily responsible for estimating the fair value of the Company’s ordinary shares underlying the RSUs granted on December 30, 2005. When estimating fair value, management considers a number of factors, including contemporaneous valuations from an independent third-party appraiser. The share valuation methodologies used include the discounted cash flow approach and the market value approach where a different weight to each of the approaches is assigned to estimate the value of the Company when the RSUs were granted. The discounted cash flow approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The market value approach incorporates certain assumptions including the market performance of comparable companies as well as the Company’s financial results and business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in Taiwan; the Company’s ability to retain competent management, key personnel and technical staff to support its ongoing operations; and no material deviation in industry trends and market conditions from economic forecasts.

RSUs activity under the long-term incentive plan during the periods indicated is as follows:

	Number of Underlying Shares for RSUs	Weighted Average Grant Date Fair Value

Balance at January 1, 2005	–	$–
Granted	1,317,564	8.62
Vested	(329,395)	8.62
Forfeited	–	–

Balance at December 31, 2005	988,169	8.62

As of December 31, 2005, the total compensation cost related to the unvested RSUs not yet recognized was $7,510 thousand. The weighted-average period over which it is expected to be recognized is 1.75 years.

The allocation of compensation expenses from the RSUs granted to employees and independent directors is summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Cost of revenues	$–	–	62
Research and development	–	–	2,080
General and administrative	–	–	262
Sales and marketing	–	–	436

	$–	–	2,840

(d)	Nonvested Shares Issued to Employees

In June 2001, November 2001 and January 2002, Himax Taiwan granted nonvested shares of common stock to certain employees for their future service. The shares will vest five years after the grant date. If employees leave Himax Taiwan before completing the five year service period, they must sell these shares back to Himax Taiwan at NT$1.00 (US$0.03) per share.

HIMAX TECHNOLOGINES, INC. AND SUBSIDIARIES
•	Consolidated Statements of Stockholders’ Equity
Years ended December 31, 2003, 2004 and 2005

	Ordinary share				Retained earnings

	Shares	Amount	Additional paid-in capital	Treasury stock	Accumulated other comprehensive income (loss)	Legal reserve	Unappropriated earnings (accumulated deficit)	Total

Balance at January 1, 2003	108,229	$11	17,246	(358)	16	49	484	17,448

Issuance of ordinary share for cash	58,523	6	29,504	—	—	—	—	29,510
Appropriation of legal reserve	—	—	—	—	—	462	(462)	—
Stock split effected in the form of a stock dividend	—	—	3,974	—	—	—	(3,974)	—
Issuance of ordinary shares as employee bonus	3,490	—	3,997	—	—	—	—	3,997
Purchase of treasury stock	(2,629)	—	—	(558)	—	—	—	(558)
Treasury stock issued to employees	5,572	—	363	916	—	—	—	1,279
Share-based compensation expenses	—	—	1,136	—	—	—	—	1,136
Unrealized holding gain on available-for-sale marketable securities	—	—	—	—	58	—	—	58

Net loss	—	—	—	—	—	—	(581)	(581)

Balance at December 31, 2003	173,185	17	56,220	—	74	511	(4,533)	52,289
Appropriation of legal reserve	—	—	—	—	—	1,669	(1,669)	—
Stock split effected in the form of a stock dividend	—	—	12,651	—	—	—	(12,651)	—
Issuance of ordinary shares as employee bonus	7,584	1	14,829	—	—	—	—	14,830
Share-based compensation expenses	—	—	1,696	—	—	—	—	1,696
Dilution gain from issuance of new subsidiary shares	—	—	112	—	—	—	—	112
Unrealized holding gain on available-for-sale marketable securities	—	—	—	—	(67)	—	—	(67)
Net income	—	—	—	—	—	—	36,000	36,000

Balance at December 31, 2004	180,769	18	85,508	—	7	2,180	17,147	104,860
Declaration of special cash dividends	—	—	—	—	—	—	(13,558)	(13,558)
Issuance of ordinary shares as employee bonus	990	—	8,536	—	—	—	—	8,536
Share-based compensation expenses	330	—	4,184	—	—	—	—	4,184
Dilution gain from issuance of new subsidiary shares	—	—	222	—	—	—	—	222
Unrealized holding gain on available-for-sale marketable securities	—	—	—	—	24	—	—	24
Foreign currency translation adjustments	—	—	—	—	5	—	—	5
Net income	—	—	—	—	—	—	61,558	61,558

Balance at December 31, 2005	182,089	$18	98,450	—	36	2,180	65,147	165,831

See accompanying notes to consolidated financial statements.

52

Because the shares had not vested, the capital increase recorded when the shares were issued was fully offset by an equal amount of deferred compensation expense. Compensation expense is recognized on a straight-line basis over the five-year service period with a corresponding reduction of deferred compensation expense, resulting in a net increase in equity. The Company recognized compensation expenses of $130 thousand, $130 thousand and $92 thousand in 2003, 2004 and 2005, respectively. Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of operations since the employees who received such nonvested shares were assigned to the research and development department. The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$4.02 (US$0.116) per share.

Nonvested share activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2003	3,750,502	$0.116
Granted	–	–
Forfeited	(69,638)	0.116

Balance at December 31, 2003	3,680,864	0.116
Granted	–	–
Forfeited	(484,979)	0.116

Balance at December 31, 2004	3,195,885	0.116
Granted	–	–
Forfeited	(2,487)	0.116

Balance at December 31, 2005	3,193,398	0.116

The forfeiture of nonvested shares issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

As of December 31, 2005, the total compensation cost related to nonvested shares not yet recognized was $68 thousand, which is expected to be recognized in 2006.

In September 2005, Amazion Electronics Inc. (a consolidated subsidiary) granted nonvested shares of its common stock to certain employees for their future service. The shares will vest four years after the grant date. If employees leave Amazion Electronics Inc. before completing the four year service period, they must sell these shares back to Amazion Electronics Inc. at NT$1.00 (US$0.03) per share. The Company recognized compensation expenses of $33 thousand in 2005. Such compensation expense was recorded as research and development expenses in the accompanying consolidated statements of operations with a corresponding increase to minority interest in the accompanying consolidated balance sheets. The fair value of shares on grant date was estimated based on the then most recent price of new shares issued to unrelated third parties, which was NT$10 (US$0.3190) per share.

Nonvested share activity of this award during the period indicated is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value

Balance at January 1, 2005	–	–
Granted	1,250,000	0.3190
Forfeited	(445,000)	0.3190

Balance at December 31, 2005	805,000	0.3190

As of December 31, 2005, the total compensation cost related to this award not yet recognized was $253 thousand. The weighted-average period over which it is expected to be recognized is 3.54 years.

(e)	Treasury Stock Issued to Employees

In 2002 and 2003, treasury shares were issued to employees with a three year vesting period. The excess of the fair value of these common shares over any amount that an employee paid for treasury stock is recorded as deferred compensation expense which is reflected as an offset to equity upon issuance of the treasury shares. Deferred compensation expense is amortized to compensation expense on a straight-line basis over the three-year service period with a corresponding increase to equity.

Management is primarily responsible for estimating the fair value of its share. When estimating fair value, management considered a number of factors, including retrospective valuations from an independent third-party valuer. The estimated grant date fair value per share in 2002 and 2003 range from NT$15.32 (US$0.459) to NT$19.93 (US$0.577) and NT$20.17 (US$0.583) to NT$52.10 (US$1.538), respectively.

Treasury stock activity during the periods indicated is as follows:

	Number of Shares	Weighted Average of Excess of Grant Date Fair Value over Employee Payment

Balance at January 1, 2003	2,928,076	0.356
Granted	5,546,872	0.740
Forfeited	–	–

Balance at December 31, 2003	8,474,948	0.607
Granted	–	–
Forfeited	(1,289,280)	0.662

Balance at December 31, 2004	7,185,668	0.597
Granted	–	–
Forfeited	–	–
Vested	(2,706,593)	0.356

Balance at December 31, 2005	4,479,075	0.743

The forfeiture of treasury stock issued to employees is based on the original number of shares granted, not including the shares issued pursuant to subsequent stock splits or dividends.

As of December 31, 2005, the total compensation cost related to treasury stock not yet recognized was $548 thousand, which is expected to be recognized in 2006.

The allocation of compensation expenses from the treasury stock issued to employees is summarized as follows:

	Year Ended December 31,

	2003	2004	2005

		(in thousands)
Cost of revenues	$40	71	28
Research and development	631	1,113	916
General and administrative	191	181	132
Sales and marketing	144	201	177

	$1,006	1,566	1,253

Note 15. Stockholders’ Equity

(a)	Share capital
On April 26, 2005, Himax Technologies, Inc. was incorporated with an authorized share capital of $50,000 divided into 500,000,000 ordinary shares with par value of US$0.0001 per share. The issued share capital is US$0.0001 divided into one ordinary share credited as fully paid.

On October 14, 2005, the shareholders of Himax Taiwan exchanged an aggregated of 180,769,264 common shares of Himax Taiwan for an aggregate of 180,769,264 ordinary shares of Himax Technologies, Inc. Accordingly, as of October 14, 2005, Himax Technologies, Inc. has an authorized share capital of 500,000,000 ordinary shares with par value of US$0.0001 per share, and 180,769,265 ordinary shares issued and outstanding. There was no change in the amount of total stockholders’ equity as a result of this transaction.

(b)	Earnings distribution
As a holding company, and prior to the proposed overseas listing, the only asset of the Company is the 100% ownership interest in Himax Taiwan. Dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law. The ability of the Company’s subsidiaries to pay dividends, repay intercompany loans from the Company or make other distributions to the Company may be restricted by the availability of funds, the terms of various credit arrangements entered into by the Company’s subsidiaries, as well as statutory and other legal restrictions. The Company’s subsidiaries in Taiwan are generally not permitted to distribute dividends or to make any other distributions to shareholders for any year in which it did not have either earnings or retained earnings (excluding reserve). In addition, before distributing a dividend to shareholders following the end of a fiscal year, a Taiwan company must recover any past losses, pay all outstanding taxes and set aside 10% of its annual net income (less prior years’ losses and outstanding taxes) as a legal reserve until the accumulated legal reserve equals its paid-in capital, and may set aside a special reserve.

Pursuant to the approval of the board of directors on October 25, 2005, the Company distributed a special cash dividend to its shareholders of record as of November 2, 2005 in the amount of $13,558 thousand or the equivalent of $0.075 per outstanding share as of that date. This dividend was paid to the Company’s shareholders in respect of the Company’s performance before 2006. The Company decided to pay the dividend in cash instead of shares because its ordinary shares at the time of the dividend payment were not listed on any stock exchange and therefore had limited liquidity.

(c)	Treasury stock

The Company accounts for treasury stock acquisitions using the cost method.

In accordance with a board of directors’ resolution on April 22, 2002, Himax Taiwan repurchased 2,628,540 shares of its outstanding common stock in 2003. The purchase price per share range from NT$6.50 (US$0.187) to NT$9.84 (US$0.291) in 2003.

Note 16. Income Taxes

Substantially all of the Company’s pre-tax income is derived from the operations in the ROC and substantially all of the Company's income tax expense (benefit) is incurred in the ROC.

An additional 10% corporate income tax will be assessed on undistributed income for the consolidated entities in the ROC, but only to the extent such income is not distributed before the end of the following year. As a result, the undistributed and distributed income is subjected to a corporate tax rate of 32.5% and 25%, respectively. The Company initially measures its income tax expense, including the tax effects of temporary differences, using the undistributed rate in the period the income is earned, and the reduction in the tax liability is recognized in the period the distribution to shareholders is finalized.

In accordance with the ROC Statute for Upgrading Industries, the Company’s 2003 capital increase related to the manufacturing of newly designed TFT-LCD driver was approved by the government authorities as a newly emerging, important and strategic industry. The incremental income derived from selling the above new product is tax exempt for a period of five years, effective on April 1, 2004 and expiring on March 31, 2009. The aggregate per share effect of such income tax exemption for the years ended December 31, 2004 and 2005, is a $0.04 and $0.05 increase to earnings per share, respectively.

The components of income tax expense (benefit) are summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Current income tax expense	$3,380	3,215	12,294
Deferred income tax benefit	(37)	(4,986)	(3,371)

	$3,343	(1,771)	8,923

The differences between expected income tax expense, computed based on the statutory undistributed income tax rate of 32.5%, and the actual income tax expense (benefit) as reported in the accompanying consolidated statements of operations for the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Expected income tax expense	$898	11,115	22,834
Tax-exempted income	–	(6,328)	(9,189)
Nontaxable gains on sale of marketable securities	(40)	(130)	(38)
Increase of investment tax credits	(2,278)	(7,586)	(10,647)
Increase in valuation allowance	11	882	2,421
Non deductible share-based compensation expenses	5,189	1,897	2,799
Tax benefit resulting from distribution of prior year’s income	(380)	(1,650)	–
Foreign tax rate differential	10	41	83
Others	(67)	(12)	660

Actual income tax expense (benefit)	$3,343	(1,771)	8,923

As of December 31, 2004 and 2005, the components of deferred income tax assets (liabilities) were as follows:

	December 31,

	2004	2005

	(in thousands)
Deferred tax assets:
Inventory	$440	643
Unrealized foreign exchange loss	444	30
Capitalized expense for tax purposes	188	145
Accrued compensated absences	19	37
Allowance for sales return, discounts and warranty	243	236
Accrued commission	210	–
Unused investment tax credits	4,662	9,407
Unused loss carry-forward	404	1,851
Investments in non-marketable securities	–	42
Other	59	51

Total gross deferred tax assets	6,669	12,442
Less: valuation allowance	(893)	(3,314)

Net deferred tax assets	5,776	9,128

Deferred tax liabilities:
Unearned government grants	28	–
Unrealized foreign exchange gain	–	5
Foreign currency translation adjustments	–	3
Prepaid pension cost	–	4

Total gross deferred tax liabilities	28	12

Net deferred tax assets	$5,748	$9,116

The valuation allowance for deferred tax assets as of January 1, 2003, 2004 and 2005 was $0 thousand, $11 thousand and $893 thousand, respectively. The net change in the valuation allowance for the years ended December 31, 2003, 2004 and 2005, was an increase of $11 thousand, $882 thousand and $2,421 thousand, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilizable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Since Himax Taiwan’s subsidiaries have generated tax losses since inception and are not included in the consolidated tax filing with Himax Taiwan, a valuation allowance of $893 thousand and $3,314 thousand as of December 31, 2004 and 2005, respectively, was provided to reduce their deferred tax assets (consisting primarily of operating loss carryforwards and unused investment tax credits) to zero because management believes it is unlikely these tax benefits will be realized. The total tax loss carryforwards for these subsidiaries at December 31, 2005 was $5,747 thousand, which will expire if unused by 2010. The remaining investment tax credit for these subsidiaries at December 31, 2005 was $1,459 thousand, which will expire if unused by 2009.

According to the Statute for Upgrading Industries, the purchase of machinery for the automation of production, expenditure for research and development and training of professional personnel entitles the Company to tax credits. This credit may be applied over a period of five years. The amount of the credit that may be applied in any year except the final year is limited to 50% of the income tax payable for that year. There is no limitation on the amount of investment tax credit that may be applied up to the amount of the tax actually payable in the final year.

As of December 31, 2005, all of the Company’s remaining investment tax credits of NT$309,572 thousand (US$9,407 thousand), which will expire if unused by 2009.

Himax Taiwan’s income tax returns have been examined and assessed by the ROC tax authorities through 2002.

Pursuant to the Statute of Income Basic Tax Amount (the “IBTA Statute”) announced in late 2005, an alternative minimum tax system will be effective commencing January 1, 2006 in Taiwan. When a taxpayer’s income tax amount is less than the basic tax amount (“BTA”), a taxpayer will be required to pay the regular income tax and the difference between the BTA and the regular income tax amount. For enterprises, BTA is determined using regular taxable income plus specific add-back items applied with a tax rate ranging from 10% to 12%. The add-back items include exempt gain from nonpublicly traded security transactions and exempt income under tax holidays. Currently, the tax rate set by the tax authority is 10%. As there are grandfathered treatments for the tax holidays approved by the tax authorities before the IBTA Statute took effect, the Company believes that the IBTA Statute will not have a significant impact on the Company.

Note 17. Derivative Financial Instruments

The Company operates in Taiwan and internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company enters into foreign currency forward contracts to reduce such exposure. None of the Company’s existing derivatives qualify for hedge accounting pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the derivative instruments are recorded at fair value on the consolidated balance sheets with the change in fair value being reflected immediately in earnings in the consolidated statements of operations.

The table below shows the fair value and notional principal of the Company’s derivative financial instruments as of December 31, 2004 and 2005. The estimated fair value of the derivative instruments is recorded in other current assets on the accompanying consolidated balance sheet as of December 31, 2004 and 2005. The fair value of the derivative financial instruments as of December 31, 2004 and 2005 is estimated based on quoted market prices from brokers or banks. Although the following table reflects the notional principal and fair value of amounts of derivative financial instruments, it does not reflect the gains or losses associated with the exposures and transactions that these financial instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures will depend on actual market conditions during the remaining life of the instruments.

As of December 31, 2004 and 2005, the details of foreign currency exchanges contracts outstanding are summarized as follows:

December 31, 2004

BUY	SELL	Contract amount	Fair Value	Settlement date	Maturity amount

		(in thousands)			(in thousands)
NTD	USD	$15,000	$270	January 12, 2005 - February 22, 2005	NT$	485,007
JPY	USD	$12,000	$178	January 24, 2005 - February 23, 2005	JPY	1,247,660

December 31, 2004

BUY	SELL	Contract amount	Fair Value	Settlement date	Maturity amount

		(in thousands)			(in thousands)
NTD	USD	$12,000	$213	January 25, 2006	NT$	400,348
JPY	USD	$10,000	$37	January 25, 2006 - February 22, 2006	JPY	1,177,925

As of December 31, 2003, 2004 and 2005, unrealized gains included in earnings related to the above foreign currency forward contracts were $27 thousand, $448 thousand and $250 thousand, respectively. The realized gains resulting from foreign currency forward contracts were $56 thousand, $677 thousand and $108 thousand in 2003, 2004 and 2005, respectively.

Note 18. Fair Value of Financial Instruments

The fair values of cash, cash equivalents, accounts receivable, short-term debt accounts payable and accrued liabilities approximate their carrying values due to their relatively short maturities. Marketable securities consisting of open-ended bond funds are reported at fair value based on quoted market prices at the reporting date. Marketable securities consisting of time deposits with original maturities more than three months is determined using the discounted present value of expected cash flows. Derivative financial instruments are also reported at fair value based on quoted market prices from brokers or banks. The fair value of investments in non-marketable securities has not been estimated as there are no identified events or changes in circumstances that may have significant adverse effects on the carrying value of these investments, and it is not practicable to estimate their fair values. The fair value of the Company’s long-term debt is $85 thousand at December 31, 2004, and is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

Note 19. Significant Concentrations

Financial instruments that currently subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities, accounts receivable and derivative financial instruments. The Company places its cash primarily in checking and saving accounts with reputable financial institutions. The Company has not experienced any material losses on deposits of the Company’s cash and cash equivalents. Marketable securities consist of time deposits with original maturities of greater than three months and investments in an open-ended bond fund identified to fund current operations. All marketable securities are classified as available-for-sale. The Company enters into foreign currency forward contracts to reduce exposure to changes in foreign currency exchanges rates. The Company entered into such contracts with major international foreign banks or reputable local banks. The likelihood of default on the part of the banks is considered remote.

The Company derived substantially all of its revenues from sales of display drivers that are incorporated into TFT-LCD panels. The TFT-LCD industry is intensely competitive and is vulnerable to cyclical market conditions and subject to price fluctuations. The Company expects to be substantially dependent on sales to the TFT-LCD industry for the foreseeable future.

The Company depends on two customers for a substantial majority of its revenues and the loss of, or a significant reduction in orders from, either of them would significantly reduce the Company’s revenues and adversely impact the Company’s operating results. The largest customer (CMO and its affiliates), a related party, accounted for approximately 78.0%, 63.2% and 58.9%, respectively, of the Company’s revenues in 2003, 2004 and 2005. The second largest (Chunghwa Picture Tubes and its affiliates) accounted for 5.7%, 19.5% and 16.2%, respectively. Each of these two customers also represented more than 10% of the Company’s accounts receivable balance at December 31, 2004 and 2005. CMO and its affiliates accounted for approximately 58.3% and 45.5% of the Company’s accounts receivable balance at December 31, 2004 and 2005, respectively. Chunghwa Picture Tubes and its affiliates accounted for 23.0% and 27.6%, respectively. As a result, a default by any such customer, or a prolonged delay in the payment of accounts receivable, would adversely affect the Company’s cash flow, liquidity and operating results. The Company performs ongoing credit evaluations of each customer and adjusts credit limits based upon payment history and the customer’s credit worthiness, as determined by the review of their current credit information. The Company regularly monitors collections and payments from customers and has not provided any valuation allowance because it believes all accounts receivable are collectible and has never had historical bad debt expense. See Notes 20 and 22 for additional information.

The Company focuses on design, development and marketing of its products and outsources all its semiconductor fabrication, assembly and test. The Company primarily depends on two foundries to manufacture its wafer, and any failure to obtain sufficient foundry capacity or loss of any of the foundries it uses could significantly delay the Company’s ability to ship its products, cause the Company to lose revenues and damage the Company's customer relationships. The Company is currently seeking to identify and secure additional foundry capacity in order to diversify the Company's foundry sources.

There are a limited number of companies which supply processed tape used to manufacture the Company’s semiconductor products and therefore, from time to time, shortage of such processed tape may occur. If any of the Company’s suppliers experience difficulties in delivering processed tape used in its products, the Company may not be able to locate alternative sources in a timely manner. Moreover, if shortages of processed tape were to occur, the Company may incur additional costs or be unable to ship its products to customers in a timely manner, which could harm the Company’s business and negatively impact its earnings.

A limited number of third-party assembly and testing houses assemble and test substantially all of the Company’s current products. As a result, the Company does not directly control its product delivery schedule, assembly and testing costs and quality assurance and control. If any of these assembly and testing houses experiences capacity constraints or financial difficulties, or suffers any damage to its facilities, or if there is any other disruption of its assembly and testing capacity, the Company may not be able to obtain alternative assembly and testing services in a timely manner. Because the amount of time the Company usually takes to qualify assembly and testing houses, the Company could experience significant delays in product shipments if it is required to find alternative source. Any problems that the Company may encounter with the delivery, quality or cost of its products could damage the Company’s reputation and result in a loss of customers and orders.

Note 20. Related-Party Transactions

(a) Name and relationship

Name of related parties	Relationship

Chi Mei Optoelectronics Corp. (CMO)	Shareholder represented on the Company’s Board of
Directors; the Company’s Chairman represented on CMO’s
Board of Directors
International Display Technology Ltd. (IDTech)	Wholly owned subsidiary of CMO
Jemitek Electronic Corp. (JEC)	The Company’s CEO represented on JEC’s Board of
Directors
Chi Mei Corporation (CMC)	Major shareholder of CMO
NEXGEN Mediatech Inc. (NEXGEN)	CMC nominated more than half of the seats on NEXGEN’s
Board of Directors
Chi Mei Communication System, Inc.(CMCS)	CMC nominated more than half of the seats on CMCS’s
Board of Directors
Chi Lin Technology Co., Ltd.(Chi Lin Tech)	CMC nominated more than half of the seats on Chi Lin
Tech’s Board of Directors
Chi Lin Optronics Corp.	Wholly owned subsidiary of Chi Lin Tech
NingBo Chi Mei Optoelectronics Ltd.	The subsidiary of CMO
(CMO-NingBo)

(b)	Significant transactions with related parties
( i ) Revenues and accounts receivable
Revenues from related parties are summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
CMO	$100,115	189,095	317,012
IDTech	2,678	775	275
Chi Lin Tech	–	290	2,841
JEC	–	599	1,565
NEXGEN	–	–	370
CMO-NingBo	–	–	721

	$102,793	190,759	322,784

A breakdown by product type for sales to CMO is summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Display driver for large-size applications	$98,569	188,526	315,841
Display driver for consumer electronics applications	528	41	6
Others	1,018	528	1,165

	$100,115	189,095	317,012

The sales prices CMO receives are comparable to those offered to unrelated third parties.

The related accounts receivable resulting from the above sales as of December 31, 2004 and 2005, were as follows:

	December 31,

	2004	2005

	(in thousands)
CMO	$38,582	67,392
Chi Lin Tech	203	1,234
JEC	500	120
NEXGEN	–	221
CMO-NingBo	–	721

	$39,285	69,688

The credit terms granted to IDTech and Chi Lin Tech were 30 days and the credit terms granted to other related parties were 60 days, comparable to that offered to unrelated third parties.

(ii)	Purchases and accounts payable
Purchases from related parties are summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
CMO	$26	176	703
CMC	–	–	9
Chi Lin Tech	–	–	31

	$26	176	743

The related accounts payable resulting from the above purchases as of December 31, 2004 and 2005, were as follows:

	December 31,

	2004	2005

	(in thousands)
CMO	2	–

The terms of payment to related parties were approximately 30~60 days after receiving, comparable to that from third parties.

(iii)	Property transactions
In 2003, the Company entered into a construction contract for an LCOS factory with CMO. The contract price amounted to $1,246 thousand and was recorded as leasehold improvements in the accompanying consolidated balance sheets.

CMO offered technology management for setting the layout and guidance of the LCOS factory, and the related payment resulting from the aforementioned transaction amounted to $321 thousand and was recorded as general and administrative expenses in the accompanying consolidated statements of operations. As of December 31, 2003, the related payables resulting from the aforementioned transactions were paid.

In 2005, the Company purchased equipment amounting to $2 thousand from Chi Lin Optronics Corp. The purchase had been full paid as of December 31, 2005.

(vi)	Joint development plan: please see Note 12.

(v)	Lease
The Company entered into a lease contract with CMO for leasing office space and equipment. For the years ended December 31, 2003, 2004 and 2005, the related rent and utility expenses resulting from the aforementioned transactions amounted to $438 thousand, $633 thousand and $619 thousand, respectively, and were recorded as cost of revenue and operating expenses in the accompanying consolidated statements of operations. As of December 31, 2004 and 2005, the related payables resulting from the aforementioned transactions amounted to $47 thousand and $55 thousand, respectively, and were recorded as other accrued expenses in the accompanying consolidated balance sheets.

(vii)	Sales agent
The Company entered into sales agent contracts with CMO and CMCS. For the years ended December 31, 2003, 2004 and 2005, the sales commission resulting from such contracts amounted to $20 thousand, $48 thousand and $49 thousand, respectively. The sales commission expenses were recorded as a deduction from revenue in the accompanying consolidated statements of operations.

(viii)	Others
In 2003, the Company purchased $57 thousand of supplies from CMO, which were charged to cost of revenue and operating expense. This purchase had been fully paid as of December 31, 2003.

In 2004 and 2005, the Company purchased consumable and miscellaneous amounting to $121 thousand and $78 thousand, respectively, from CMO, CMC, Chi Lin Tech and NEXGEN, which were charged to operating expense. As of December 31, 2005, the related payables resulting from the aforementioned transactions were $19 thousand.

In 2004 and 2005, Chi Lin Tech provided IC bonding service on prototype panels for the Company’s research activities for a fee of $12 thousand and $43 thousand, respectively, which was charged to research and development expense. As of December 31, 2005, the related process fee resulting from the aforementioned transactions had been fully paid.

Note 21. Commitments and Contingencies

(a)	As of December 31, 2004 and 2005, amounts of outstanding letters of credit for the purchase of machinery and equipment were $2,826 thousand and $25 thousand, respectively.

(b)	As of December 31, 2004, and 2005 the Company had entered into several contracts for the acquisition of equipment and computer software and the construction of its new headquarters. Total contract prices amounted to $627 thousand and $8,861 thousand, respectively. As of December 31, 2004 and 2005, the remaining commitments were $347 thousand and $8,150 thousand.

(c)	On July 30, 2004, the Company entered into contracts with a vendor for software licenses and maintenance services for a period of three years. The total license fees include maintenance services for the three-year period amounted to $1,724 thousand.

As of December 31, 2005, future license fees payments resulting from the aforementioned contracts were as follows:

Duration	Amount

(in thousands)
January 1, 2006~December 31, 2006	$569

(d)	The Company leases its office and buildings pursuant to operating lease arrangements with unrelated third parties. The lease arrangement will expire gradually from 2005 to 2008. As of December 31, 2004 and 2005, deposits paid amounted to $210 thousand and $371 thousand, respectively, and were recorded as refundable deposit in the accompanying consolidated balance sheets.

As of December 31, 2005, future minimum lease payments under noncancelable operating leases are as follows:

Duration	Amount

(in thousands)
January 1, 2006 - December 31, 2006	$1,148
January 1, 2007 - December 31, 2007	322
January 1, 2008 - December 31, 2008	59

$1,529

Rental expense for operating leases amounted to $609 thousand, $981 thousand and $1,305 thousand in 2003, 2004 and 2005, respectively.

(e)	The Company entered into several sales agent agreements commencing from 2003. Based on these agreements, the Company shall pay commissions at the rates ranging from 0.5% to 5% of the sales to a customer in the specific territory or referred by agent as stipulated in these agreements on a monthly basis. Total commissions incurred amounting to $66 thousand, $2,604 thousand and $4,478 thousand, respectively, in 2003, 2004 and 2005, respectively.

(f)	In August of 2004, the Company entered into a license agreement for the use of certain central processing unit cores for product development. In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. The license fee paid and charged to research and development expense in the fourth quarter of 2004 was $100 thousand. No license fee or royalty occurred in 2005.

In March 2005, the Company entered into a license agreement for the use of USB 2.0 relevant technology for product development. In accordance with the agreement, the Company is required to pay an initial license fee based on the progress of the project development and a royalty based on shipments. No license fee or royalty occurred to date.

In February 2005, the Company placed a refundable deposit amounting to $250 thousand to a bank for its issuance of a standby letter of credit as a guarantee of the Company’s compliance with a contract covenant pursuant to a license agreement entered into for the use of digital consumer decoder technology. Based on the license agreement, if the Company sells the project products to any customer other than those approved by the licensor, the Company should pay the licensor a fee determined based on the formula prescribed in the license agreement.

(g)	The Company from time to time is subject to claims regarding the proprietary use of certain technologies. Currently, the Company is not aware of any such claims that it believes could have a material adverse effect on its financial position or results of operations.

(h)	Since Himax Taiwan is not a listed company, it will depend on Himax Technologies, Inc. to meet its equity financing requirements in the future. Any capital contribution by Himax Technologies, Inc. to Himax Taiwan may require the approval of the relevant ROC authorities. The Company may not be able to obtain any such approval in the future in a timely manner, or at all. If Himax Taiwan is unable to receive the equity financing it requires, its ability to grow and fund its operations may be materially and adversely affected.

(i)	The Company has entered into several wafer fabrication or assembly and testing service arrangements with service providers.
The Company may be obligated to make payments for purchase orders entered into pursuant to these arrangements.

(j)

The current corporate structure of the Company was established through a share exchange, which became effective on October 14, 2005, between the Company and the former shareholders of Himax Taiwan. The ROC Investment Commission (an agency under the administration of the ROC Ministry of Economic Affairs) approved the share exchange on September 7, 2005. In connection with the application seeking approval of the share exchange, the Company made the following undertakings to expand its investment in the ROC, the approval of which was conditional upon the satisfaction of such undertakings: (1) Himax Taiwan must purchase three hectares of land in connection with the construction of its new headquarters in Tainan, Taiwan, (2) Himax Taiwan must increase the number of employees in the ROC to 430 employees, 475 employees and 520 employees by the end of 2005, 2006 and 2007, respectively, (3) Himax Taiwan must invest no less than NT$800.0 million ($24.4 million), NT$900.0 million ($27.4 million) and NT$1.0 billion ($30.5 million) for research and development in Taiwan in 2005, 2006 and 2007, respectively, which may be satisfied through cash-based compensation paid to research and development personnel but not through non-cash share-based compensation and (4) Himax Taiwan must submit to the ROC Investment Commission its annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of the above-mentioned conditions within four months after the end of each of 2005, 2006 and 2007.

If the Company does not satisfy the undertakings set by the ROC Investment Commission in approving the share exchange, the ROC Investment Commission may revoke Himax Taiwan’s right to repatriate profits to the Company and/or its approval of the share exchange, the occurrence of either of which would materially and adversely affect the Company’s business, financial condition and results of operations and decrease the value of the Company’s American depositary shares (ADSs). The material adverse consequences include: (1) difficulty in obtaining approval for additional investments in Himax Taiwan, (2) restrictions on transfer of net proceeds of overseas offerings, (3) limitation on ability to raise capital through the Company and (4) the loss of certain protections under the status as a foreign-invested company under the ROC Statute for Investment by Foreign Nationals, including the protection from expropriation of Himax Taiwan’s assets.

Before distributing a dividend to the Company, Himax Taiwan must recover any accumulated losses in prior years, pay all outstanding taxes and set aside 10% of its annual net income as a legal reserve until the accumulated legal reserve equals Himax Taiwan’s paid-in capital. Refer to Note 15 (b) of the Company’s consolidated financial statements for further details. However, if the Company does not satisfy the undertakings with the ROC Investment Commission, the ROC Investment Commission may deny Himax Taiwan’s right to repatriate dividends to the Company. Himax Taiwan’s ability to make advances or repay intercompany loans with terms of less than one year to the Company will not be restricted as such activities are not subject to the ROC Investment Commission’s approval.

The ROC Investment Commission has the right (at its discretion) to revoke its approval of the share exchange based on the undertakings described above. Prior to the ROC Investment Commission exercising its discretionary right to revoke its approval of the share exchange or Himax Taiwan’s right to repatriate profits to the Company, in practice the Company and Himax Taiwan would be notified and given an opportunity to be heard. There are no promulgated rules or regulations setting forth the factors that the ROC Investment Commission would consider in exercising its discretion. Each case is determined individually. Should the approval be revoked, the Company and Himax Taiwan would be entitled to appeal such decision to the Committee of Appeal of the ROC Ministry of Economic Affairs and/or initiate court proceedings to reverse such decision. A revocation by the ROC Investment Commission would not (1) invalidate the effectiveness of the share exchange pursuant to which the Company’s ownership structure was established, (2) limit Himax Taiwan’s ability to issue equity or debt securities or incur debt or (3) otherwise restrict Himax Taiwan's operations (other than as set out in the undertakings).

In August 2005, the Company purchased 3.18 hectares of land for an aggregate purchase price of approximately NT$325. 8 million ($9.9 million) which satisfied the first condition. As of December 31, 2005, the Company had satisfied the 2005 undertakings the Company made with the ROC Investment Commission. Himax Taiwan had 549 employees as of December 31, 2005 and had spent NT$1,012 million ($30.9 million) in research and development expenditures in 2005.

With regard to 2006 and 2007 conditions, the Company expects that it will spend at or above the research and development expenditures requirements in 2006 and 2007, even if its business suffers a slowdown (unaudited). Based on the nature of the fabless semiconductor design industry, even if the Company experience no or negative revenue growth as a result of company-specific or industry-wide events, the Company believes it still must commit to the necessary resources in both headcount and research and development expenditures in order to support its plans for further growth and competitiveness (unaudited). The Company’s business plan contemplates an increase in headcount (mostly research and development personnel) and research and development expenditures to improve and enhance its core technologies and know-how (unaudited). Based on the historical trend of increasing headcount and research and development expenditures and the Company’s projected headcount and research and development expenditures, the Company believes that the above-mentioned headcount and research and development expenditures requirements with respect to 2006 and 2007 could be satisfied with a very high level of certainty (unaudited). In the event that the Company’s operating performance is below its current expectations, the Company believes it could still access unused letters of credit from several financial institutions to finance its working capital requirements in order to meet the increased headcount and/or research and development expenditures undertakings (unaudited), Moreover, the Company believes that Himax Taiwan could access the capital markets through the issuance of equity or debt securities or through the incurrence of debt (unaudited).

Therefore, the Company believes that the uncertainty that may arise from the restrictions that could potentially be imposed by the ROC Investment Commission mentioned above is not so severe that would cast significant doubt on the Company’s ability to control Himax Taiwan. The Company has determined that the likelihood of the Company failing to satisfy the undertakings given to the ROC Investment Commission conditions is remote and there is no significant impact to the Company’s financial position or results of operation (unaudited).

Note 22. Segment Information

The Company is engaged in the design, development and marketing of semiconductors for flat panel displays. Based on the Company’s internal organization structure and its internal reporting, management has determined that the Company does not have any operating segments as that term is defined in SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information.

Revenues from the Company’s major product lines are summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Display driver ICs for large-size applications	$108,784	258,006	470,631
Display driver ICs for mobile handset applications	5,695	12,607	31,123
Display drivers for consumer electronics applications	11,795	21,754	18,571
Others	5,569	7,906	19,879

	$131,843	300,273	540,204

The following tables summarize information pertaining to the Company’s revenues from customers in different geographic region (based on customer’s headquarter location):

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Taiwan	$122,311	284,569	482,991
Other Asia Pacific	9,532	15,704	57,213

	$131,843	300,273	540,204

The tangible long-lived assets relating to above geographic areas were as follows:

	December 31,

	2004	2005

	(in thousands)
Taiwan	$10,908	24,344
China	82	82

	$10,990	24,426

Revenues from significant customers, those representing approximately 10% or more of total revenue for the respective periods, is summarized as follows:

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
CMO and its affiliates, a related party	$102,793	189,870	318,008
Chunghwa Picture Tubes and its affiliates	7,566	58,430	87,534

	$110,359	248,300	405,542

Accounts receivable from significant customers, those representing approximately 10% or more of total accounts receivable for the respective periods, is summarized as follows:

	December 31,

	2004	2005

	(in thousands)
CMO and its affiliates, a related party	$38,582	68,113
Chunghwa Picture Tubes and its affiliates	15,193	41,369

	$53,775	109,482

Note 23. Himax Technologies, Inc. (the Company only)

As a holding company, the only asset of the Company is its 100% ownership interest in Himax Taiwan. Dividends received from the Company’s subsidiaries in Taiwan, if any, will be subjected to withholding tax under ROC law as well as statutory and other legal restrictions. The current corporate structure of the Company was established as a result of a share exchange between the Company and the former shareholders of Himax Taiwan. The ROC Investment Commission has approved the share exchange, subject to the certain conditions as disclosed in the first paragraph of Note 21 (j). If the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission, the ROC Investment Commission may revoke the Company’s right to repatriation of profits to be distributed by Himax Taiwan or rescind its approval of the share exchange pursuant to which the Company's ownership structure was established.

As of December 31, 2005, the amount of restricted net assets of Himax Taiwan, which may not be transferred to the Company in the forms of cash dividends by Himax Taiwan if the Company were unable to satisfy any of the conditions imposed by ROC Investment Commission was $179,564 thousand.

The Company believes that the above-mentioned restrictions of the ROC Investment Commission represent a limitation on distribution of assets from its subsidiary to the Company, therefore, the condensed separate financial information of the Company, as if the Company had been in existence for all periods, are presented as follows:

Condensed Balance Sheets

	December 31,

	2004	2005

	(in thousands)
Cash	$–	–
Investment in subsidiary	104,860	179,564

Total assets	$104,860	179,564

Liabilities	$–	13,733
Total stockholders’ equity	104,860	165,831

Total liabilities and stockholder’s equity	$104,860	179,564

The Company had no long-term obligations or guarantees as of December 31, 2004 and 2005.

Condensed Statements of Operations

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Revenues	$–	–	–
Costs and expenses	–	–	(77)

Operating income (loss)	–	–	(77)
Equity in earnings (loss) from subsidiary	(581)	36,000	61,733
Other non operating income (loss)	–	–	(98)

Income (loss) before income taxes	(581)	36,000	61,558
Income tax	–	–	–

Net Income (loss)	$(581)	36,000	61,558

Condensed Statements of Cash Flows

	Year Ended December 31,

	2003	2004	2005

	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(581)	36,000	61,558
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Equity in (earning) loss from subsidiary	581	(36,000)	(61,733)
Changes in operating assets and liabilities:
Increase in other accrued expenses and other current liabilities	–	–	133

Net cash used in operating activities	–	–	(42)

Net cash provided by (used in) investing activities	–	–	–

Cash flows from financing activities:
Distribution of special cash dividends	–	–	(13,558)
Proceeds from borrowing of short-term debt	–	–	13,600

Net cash provided by financing activities	–	–	42

Net increase (decrease) in cash	–	–	–

Cash at beginning of period	–	–	–

Cash at end of period	$–	–	–

•	Corporate Information

Board of Directors	Investor Information

Chairman	Shareholder Services for American Depositary
Dr. Biing-Seng Wu	Shares (ADSs)
Deutsche Bank Trust Company Americas
Directors	60 Wall Street
Jordan Wu	New York, NY 10005
Jung-Chun Lin
Dr. Chun-Yen Chang
Yuan-Chuan Horng	Stock Listings
The company’s common stock trades on the NASDAQ
National Market under the symbol “HIMX”
Senior Management

Jordan Wu	Independent Auditors
Chief Executive Officer	KPMG Certified Public Accountants

Max Chan
Chief Financial Officer	Investor Contacts
Jackson Ko
Chih-Chung Tsai	Investor Relations
Chief Technology Officer, Senior VP	Himax Technologies, Inc.
10F, No.605, Chungshan Road
Baker Bai	Hsinhua, Tainan County 712, Taiwan
Engineering Center, VP	+886-2-33930877#22240
jackson_ko@himax.com.tw
John Chou
Quality Assurance Center, VP	David Pasquale
Executive Vice President
Corporate Headquarters	The Ruth Group
757 Third Avenue
Himax Technologies, Inc.	New York, NY 10017
10F, No.605, Chungshan Road	+646-536-7006
Hsinhua, Tainan County 712, Taiwan	dpasquale@theruthgroup.com
Tel: +886-6-505-0880
Fax:+886-6-510-6620

[THIS PAGE INTENTIONALLY LEFT BLANK]